Filed Pursuant to Rule 424(b)(3)

Registration No. 333-106825

PROSPECTUS

Interwoven, Inc.

2,816,166 Shares of Common Stock

Interwoven, Inc.

Our common stock trades on the NASDAQ National Market.

Last reported sale price on October 8, 2003: $3.18 per share.

Trading Symbol: IWOV

THE OFFERING

With this prospectus, the selling stockholders named in the section of this prospectus entitled “Selling Stockholders” may offer and sell shares of our common stock that they acquired in connection with our acquisition of MediaBin, Inc.

Concurrently with the re-offer and re-sale of shares of our common stock described in this prospectus, we are conducting a separate offering pursuant to our registration statement on Form S-4 (File No. 333-108262), and a related joint proxy statement/prospectus, in connection with our proposed acquisition of iManage, Inc. Upon consummation of this acquisition, we expect to issue an aggregate of approximately 51.9 million shares of our common stock and pay an aggregate of approximately $29.7 million to iManage stockholders. The acquisition and related offering remain subject to various conditions and approval by the Interwoven and iManage stockholders. Neither the completion of the acquisition nor the completion of this common stock offering is contingent upon the other.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 9, 2003.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the documents incorporated by reference. Unless the context otherwise requires, the terms “we”, “our”, “us” and “Interwoven” refer to Interwoven, Inc. a Delaware corporation.

Interwoven

Interwoven provides a software platform, solutions and services that help customers automate the process of developing, managing and deploying content used in important software applications used by business enterprises, such as customer relationship management and enterprise portal applications. Our “Open Content Platform” consists of a comprehensive suite of products that enables businesses to take advantage of content-rich applications to deliver business value. This platform can meet the needs of a small group of users and can scale to serve global enterprises. Our products are designed to allow many types of contributors within an organization to create, manage, tag and deploy code and content assets, such as documents, database information, XML and HTML content, and application code, to a host of enterprise applications and initiatives.

Interwoven was incorporated in California in 1995 and reincorporated in Delaware in 1999. Interwoven is headquartered in Sunnyvale, California and our mailing address is 803 11th Avenue, Sunnyvale, California, 94089, and our telephone number is (408) 774-2000. Our corporate web site address is http://www.interwoven.com.

Recent Events

On August 6, 2003, we entered into a definitive agreement to acquire iManage, Inc. in a stock and cash transaction. iManage is a provider of collaborative document management software. Pursuant to the definitive agreement and subject to the terms and conditions set forth therein, iManage will be merged with and into a newly formed, wholly-owned subsidiary of Interwoven, with this wholly-owned subsidiary continuing as the surviving corporation of the merger under the name iManage, Inc. Under the definitive agreement, we would issue 2.0943 shares of our common stock and $1.20 in cash, without interest, for each share of iManage common stock. We expect our stockholders to own approximately 64% of the combined company following completion of the acquisition, which we expect to occur in the fourth quarter of 2003. Completion of the acquisition is subject to customary conditions, including obtaining necessary stockholder approvals, and we cannot assure you that it will be completed. Failure to complete the merger could have a material adverse effect on our stock price, financial condition and results of operations. For a description of the proposed acquisition, please refer to our registration statement on Form S-4 (File No. 333-108262), which is on file with the SEC and available through the SEC’s web site at www.sec.gov and through the other means described under “Where You Can Find More Information” below. The consolidated financial statements of iManage, and related notes, are included in this prospectus beginning on page F-2; pro forma financial information giving effect to our proposed acquisition of iManage, and related notes, are included in this prospectus beginning on page F-43. In addition, the risks associated with our proposed acquisition are summarized under “Risk Factors—Risks Related to the iManage Acquisition” below.

On August 27, 2003, we announced that our board of directors would propose for stockholder approval a one-for-four reverse stock split of our common stock that would authorize our board of directors to effect the reverse stock split at its discretion. Our stockholders will be asked to approve the reverse stock split at our special meeting of stockholders to be held in connection with the approval of our proposed acquisition of iManage. Share numbers reflected in this registration statement and prospectus are not adjusted to reflect the reverse stock split.

As required by the provision of Statement of Financial Accounting Standards No. 142, we performed and completed our annual impairment testing during the three months ended September 30, 2003. Upon completing our review, we determined that the carrying value of our recorded goodwill had not been impaired. Accordingly, no impairment charge was recorded as a result of the our annual impairment testing under SFAS No. 142.

The Offering

Former stockholders of MediaBin, Inc. hold all 2,816,166 shares that may be offered under this prospectus. These shares are being offered on a continuous basis under Rule 415 of the Securities Act.

Common stock that may be offered by the selling stockholders	2,816,166 shares

Common stock to be outstanding after this offering	105,904,817 shares*

Use of proceeds	We will not receive any proceeds from the sale of shares approved by this prospectus.

*	Based on the number of shares outstanding as of September 30, 2003.

WHERE YOU CAN FIND MORE INFORMATION

We incorporate into this prospectus by reference the following documents:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on September 20, 1999;

•	our current report on Form 8-K filed on August 8, 2003; and

•	all other information that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the SEC. You may obtain copies of this material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the SEC are available at the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Interwoven, Inc., at 803 11th Avenue, Sunnyvale, California 94089, Attention: Stock Administrator, telephone: (408) 774-2000.

RISK FACTORS

You should carefully consider the risks described below and in the documents we incorporate by reference in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may become important factors that impair our business operations. Our business, financial condition or results of operations could be seriously harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the iManage Acquisition

Our proposed acquisition of iManage involves risk for Interwoven stockholders. You should carefully consider the following risks before deciding whether to trade in our common stock. Investors are urged to read our registration statement on Form S-4 (File No. 333-108262), and the related joint proxy statement/prospectus, because they contain important information about that acquisition. This document is available through the SEC’s web site at www.sec.gov, and through the other means described under “Where You Can Find More Information” above.

Interwoven and iManage may be unable to obtain the stockholder approvals required to complete the proposed acquisition of iManage.

The closing of the iManage acquisition is subject to approvals by the stockholders of iManage and Interwoven, which might not be obtained. The issuance of shares of our common stock pursuant to the definitive agreement related to the acquisition requires the affirmative vote of a majority of the total votes cast at our special meeting of stockholders, provided a quorum is present at the meeting. Approval of the acquisition and definitive agreement by iManage requires the affirmative vote of a majority of the iManage common shares outstanding. If either stockholder approval is not obtained, the conditions of closing of the iManage acquisition will not be satisfied and the closing of the acquisition will not occur. If the acquisition is not completed, our business and operations may be harmed to the extent that customers, suppliers and others believe that we cannot effectively compete in the marketplace without acquiring iManage and the market price of our common stock may decline.

Our stock price and businesses may be adversely affected if the iManage acquisition is not completed.

If the acquisition of iManage is not completed, the market price of our common stock may decline. In addition, our business and operations may be harmed to the extent that customers, suppliers and others believe that we cannot effectively compete in the marketplace without acquiring iManage, or there is customer or employee uncertainty surrounding the future direction of our product and service offerings and our strategy. Completion of the acquisition is subject to several closing conditions, including obtaining requisite stockholder approvals, and iManage and we may be unable to obtain such approvals on a timely basis or at all. If the acquisition is not completed, we would not derive the strategic benefits expected to result from it. We will also be required to pay significant costs incurred in connection with the acquisition, including legal, accounting and financial advisory fees, whether or not the acquisition is completed. Moreover, under specified circumstances described in the joint proxy statement/prospectus described above, we may be required to pay iManage a termination fee of up to $6.0 million pursuant to the definitive agreement in connection with the termination of the definitive agreement.

Although we expect that the merger will result in benefits to us, we may not realize those benefits because of integration and other challenges.

If we fail to meet the challenges involved in integrating the operations of Interwoven and iManage, we may not realize anticipated benefits or synergies of the acquisition, which could seriously harm our results. Realizing the benefits of the acquisition will depend in part on our ability to overcome significant challenges, including timely, efficient and successful execution of post-acquisition strategies, such as:

•	combining the operations of Interwoven and iManage;

•	integrating and managing our businesses and technologies;

•	retaining and assimilating the key Interwoven and iManage personnel;

•	retaining existing customers of Interwoven and iManage and attracting new customers;

•	retaining Interwoven and iManage strategic partners and attracting new strategic partners; and

•	creating and maintaining uniform standards, controls, procedures, policies and information.

The risks related to the execution of these post-acquisition strategies include:

•	potential disruption of our on-going business and distraction of our management;

•	difficulty inherent in combining product offerings, coordinating sales and marketing efforts to effectively communicate our capabilities;

•	potential need to demonstrate to customers that the acquisition will not result in adverse changes in customer service standards or business; and

•	impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel.

Charges to earnings and a reduction in deferred revenue resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock following our proposed acquisition of iManage.

In accordance with accounting principles generally accepted in the United States of America, we will account for the acquisition using the purchase method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of our common stock following the closing of the acquisition. Under the purchase method of accounting, we will allocate the total estimated purchase price to our net tangible assets, amortizable intangible assets, intangible assets with indefinite lives and in-process research and development based on their fair values as of the date of the closing of the acquisition, and record the excess of the purchase price over those fair values as goodwill. The portion of the estimated purchase price allocated to purchased in-process technology will be expensed in the quarter in which the acquisition is completed. We will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the acquisition and significant stock-based compensation expense. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization, purchased in-process technology and potential impairment charges could have a material impact on our results of operations. Furthermore, under the purchase method of accounting, iManage’s deferred revenue related to post-contract customer support for perpetual license arrangements in which payment has been received or was legally due and payable will be reduced to the fair value of the related post-contract customer support obligation as of the effective time of the acquisition. As a result, we estimate that we will not recognize revenue in the approximate amount of the $7.0 million pro forma adjustment, which reflects an adjustment of the deferred revenue from its carrying value to the estimated fair value of the related post-contract customer support obligation as of June 30, 2003.

In order to be successful, we must retain and motivate key Interwoven and iManage employees, which will be more difficult in light of uncertainty regarding our proposed acquisition of iManage, and failure to do so could seriously harm our business.

In order to be successful, we must retain and motivate Interwoven and iManage executives and other key employees, including those in managerial, sales and technical positions. Our employees or iManage’s employees may experience uncertainty about their future role with Interwoven until or after strategies with regard to our business are announced or executed. In addition, a portion of iManage’s employee options have exercise prices in excess of the current value of the consideration to be paid in the acquisition. These circumstances may adversely affect our ability to attract and retain key management, sales and technical personnel. We also must continue to motivate employees and keep them focused on our strategies and goals, which may be particularly difficult due to the potential distractions of the acquisition.

Risks Related to Our Business

Since we first sold our TeamSite product in 1997, we have experienced wide swings in market demand for our products, and have revised our corporate strategy from time to time, which make the evaluation of our performance and our common stock difficult.

We shipped our first product, TeamSite, in May 1997. In 2002, we derived approximately 80% of our revenues from licensing TeamSite and related products and services. In evaluating our common stock, you should consider the risks and difficulties frequently encountered by companies in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet and corporate information technology spending. These risks and difficulties, as they apply to us in particular, include:

•	delay or deferral of customer orders or implementations of our products;

•	fluctuations in the size and timing of individual license transactions;

•	the mix of products and services sold;

•	our ability to develop and market new products and control costs;

•	changes in demand for our products;

•	the impact of new products on existing product sales;

•	concentration of our revenues in a single product or family of products and our services;

•	our need to attract, train and retain qualified personnel;

•	our need to establish and maintain strategic relationships with other companies, some of which may in the future become our competitors; and

•	the effect of competition from other enterprise software companies entering the content management market.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our net revenues and operating results to be significantly lower than expected. We may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations, which could harm our business, financial condition and the market price of our common stock.

If we do not increase our license revenues sufficiently, we will fail to achieve and sustain operating profitability.

We have incurred net losses from operations in each quarter since our inception through the quarter ended June 30, 2003. As of June 30, 2003, we had an accumulated deficit of approximately $352.1 million. Although our losses in recent quarters have been smaller, we cannot assure you that this trend will continue. To achieve and sustain operating profitability on a quarterly and annual basis, we will need to increase our revenues sufficiently, particularly our license revenues. We cannot predict when we will become profitable, if at all. Furthermore, we have generally made business decisions with reference to pro forma metrics that exclude non-cash charges, such as acquisition and stock-based compensation charges. We expect to continue to make acquisitions, and to incur additional non-cash charges such as stock-based compensation and intangible amortization charges, which will increase our losses.

Services revenue has represented an increasingly larger percentage of our total revenue in 2002 and 2003, but our services revenue is vulnerable to reduced demand and increased competition, particularly from systems integrators we use to complete software implementations.

Our services revenues represented 52% and 61% of total revenues during the three months ended June 30, 2002 and 2003, respectively. In that period, services revenue declined from $17.1 million for the three months ended June 30, 2002 to $16.0 million for the three months ended June 30, 2003. To a large extent, the level of our services revenues depends upon our ability to license products that generate follow-on services revenues, such as maintenance. Services revenue also depends on demand for professional services, which is subject to fluctuation in response to economic slowdowns. The continued economic slowdown has and may continue to reduce demand for our professional services. As systems integrators and other third parties have become proficient at installing and servicing our products, our services revenues have declined, and we expect them to continue to decline. Whether we will be able to successfully manage our professional services capacity during the continued economic slowdown is difficult to predict. If our professional services capacity is too low, we may not be able to capitalize on future increases in demand for our services, but if our capacity is too high, our gross margin on services revenue will be worse.

Many factors can cause our revenues to fluctuate on a quarterly basis, and if we fail to satisfy the expectations of investors or market analysts and our stock price may decline.

Our quarterly operating results have fluctuated significantly in the past, and we expect unpredictable fluctuations in the future. The main factors affecting these fluctuations are likely to be:

•	the discretionary nature of our customer’s purchases and their budget cycles;

•	the number of new information technology initiatives launched by our customers;

•	the size and complexity of our license transactions;

•	potential delays in recognizing revenue from license transactions;

•	timing of new product releases;

•	sales force capacity and the influence of reseller partners; and

•	seasonal variations in operating results.

If our results of operations do not meet our public forecasts or the expectations of securities analysts and investors, the price of our common stock is likely to decline.

The longer the economic slowdown continues to affect our customer base, the more our losses will be extended.

The current widespread economic slowdowns in the markets we serve have harmed our sales. Capital spending on information technology in general, and capital spending on web initiatives in particular, have declined in recent years. Further, the pricing of our products and the typical size of customer purchases in the current economic environment usually requires multiple approvals within the customer organization. As a result, our sales process has become more difficult and we are increasingly finding that our customers’ purchasing decisions take longer, and decisions to purchase content management products compete with decisions to purchase other information technology products. We believe these pressures have caused our new customers to make lower dollar value purchases, reducing our average sales prices, which have dropped from $250,000 in the three months ended June 30, 2002 to $115,000 in the three months ended June 30, 2003. This reduction has adversely affected our revenues. We expect these trends to continue. In addition, since many of our customers are also adversely affected by the general economic slowdown, we may find that collecting accounts receivable from existing or new customers will take longer than we expect or that some accounts receivable will become uncollectible.

Competition in our market is intense, which makes it harder for us to grow and achieve profitability.

Our competitors include, but are not limited to:

•	potential customers that use in-house development efforts to satisfy their content management needs; and

•	content management software providers, such as Documentum, whom we view as our principal competitor, Filenet, Microsoft, Open Text, Stellent and Vignette.

We also face potential competition from our strategic partners, such as BEA Systems, IBM and Oracle, or from other companies that may in the future decide to compete in our market. Some of our existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do. Many of these companies can also take advantage of extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that discourages users from purchasing our products. For example, Microsoft has introduced a content management product and might choose to bundle it with other products in ways that would harm our competitive position. Barriers to entering the content management software market are relatively low.

Although we believe the number of our competitors is increasing, we believe there may be consolidation in the content management software industry. We expect that the general downturn of stock prices in the technology-related companies since March 2000 will accelerate this trend, with fewer but more financially-sound competitors surviving that are better able to compete with us for our current and potential customers.

Because about two-thirds of our revenues are influenced by referrals from strategic partners, our future success depends in part on those partners, but their interests differ from ours.

Our direct sales force depends on strategic partnerships and marketing alliances to obtain customer leads, referrals and distribution. Approximately two-thirds of our revenues are influenced by our strategic partners. If we are unable to maintain our existing strategic relationships or fail to enter into additional strategic relationships, our ability to increase our sales and reduce expenses will be harmed, and we could also lose anticipated customer introductions and co-marketing benefits. Our success depends in part on the success of our strategic partners and their ability and willingness to market our products and services successfully. We also rely on our strategic partnerships to aid in the development of our products. Should our strategic partners not regard us as significant for their own businesses, they could reduce their commitment to us or terminate their respective relationships with us, pursue competing relationships, or attempt to develop or acquire products or services that compete with our products and services.

Because the market for content management software is rapidly evolving, we do not know whether existing and potential customers will purchase our products in sufficient quantities for us to achieve profitability.

The market for content management software is relatively new and evolving rapidly. We expect that we will continue to need to educate prospective clients about the uses and benefits of our products and services. Various factors could inhibit the growth of the market and market acceptance of our products and services. In particular, potential customers that have invested substantial resources in other methods of conducting business over the Internet may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. We cannot be certain that the market for our products will expand or continue to deteriorate further.

We may be required to write-off all or a portion of the goodwill value of companies we have acquired.

Accounting principles require companies to review the value of acquired assets from time to time to determine whether those values have been impaired. As a result, we are required periodically to review the value reported on our balance sheet of companies we have acquired, to determine if those values should be reduced. In connection with our 2002 review, we reduced by $76.4 million the amount of goodwill associated with acquisitions reported on our balance sheet. We may in the future be required to write-down the carrying value of goodwill assets, including goodwill associated with our proposed merger with iManage.

If we determine there has been an impairment of goodwill and other intangible assets, the carrying value of those assets will be written down to fair value, and a charge against operating results will be taken in the period that the determination is made. Any impairment harms our operating results for that period and our financial position, and could harm the price of our stock.

Our workforce reductions may require us to reduce our facilities commitments, which may cause us to incur expenses or recognize financial statement charges.

Since June 30, 2001, we have reduced our employee headcount by more than 40% of our employees worldwide. In connection with these restructurings, we relocated offices and abandoned facilities in the San Francisco Bay area and Austin, Texas. However, it is possible that our present facilities may exceed our estimated future needs, particularly if the proposed merger with iManage is not consummated. If this happens, and given the decline in the commercial real estate market, we could be faced with paying rent for space we are not using, or with subleasing the excess space for less than our lease rate and recognizing a financial statement charge reflecting the loss. For example, in 2002 we recorded $24.2 million in lease abandonment charges associated with excess facilities, revised our earlier assumptions about future sublease income, and accrued $36.8 million for facility consolidation plans. If the commercial real estate market continues to deteriorate, or if we cannot sublease these facilities at all, we may record additional facilities charges in the future. Any charge we record would be based on assumptions and our estimates about our ability to sublease facilities or terminate leases. We cannot assure you that our estimates and assumptions about these charges will be accurate in the future, and additional charges may be required in future periods.

Our lengthy sales cycle makes it particularly difficult for us to forecast revenues, requires us to incur high costs of revenues, and increases the variability of our quarterly results.

The time between our initial contact with a potential customer and the ultimate sale, which we refer to as our sales cycle, typically ranges between three and nine months, depending largely on the customer. We believe that the continuing economic slowdown has lengthened our sales cycle as customers delay or defer decisions on implementing content management initiatives. If we do not shorten our sales cycle, it will be difficult for us to reduce sales and marketing expenses. In addition, as a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. This makes it more difficult to predict quarterly financial performance, or to achieve it, and any delay in completing sales in a particular quarter could harm our business and cause our operating results to vary.

We continue to rely on sales of one product, TeamSite, which accounted for approximately 80% of our revenue in 2002, so if Teamsite loses market acceptance we will experience greater losses.

Since 1997, we have generated the vast majority of our revenues from licenses of, and services related to, our TeamSite product. In 1997 TeamSite accounted for virtually all of our revenue, and in 2002 approximately

80% of our revenue was associated with TeamSite. We believe that revenues generated from TeamSite will continue to account for a large portion of our revenues for the foreseeable future. A decline in the price of TeamSite, or our inability to increase license sales of TeamSite, would harm our business and operating results more seriously than it would if we had several different products and services to sell. In addition, our future financial performance will depend upon successfully developing and selling enhanced versions of TeamSite. If we fail to deliver product enhancements or new products that customers want, it will be more difficult for us to succeed.

Difficulties in introducing new products and upgrades in a timely manner will make market acceptance of our products less likely.

The market for our products is characterized by rapid technological change, frequent new product introductions and technology-related enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We expect to add new content management functionality to our product offerings by internal development, and possibly by acquisition. Content management technology is more complex than most software and new products or product enhancements can require long development and testing periods. Any delays in developing and releasing new products could harm our business. New products or upgrades may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

Our products might not be compatible with all major platforms, which could limit our revenues.

Our products currently operate on the Microsoft Windows NT, Microsoft Windows 2000, Linux, IBM AIX, Hewlett Packard UX and Sun Solaris operating systems. In addition, our products are required to interoperate with leading content authoring tools and application servers. We must continually modify and enhance our products to keep pace with changes in these applications and operating systems. If our products were to be incompatible with a popular new operating system or business application, our business would be harmed. In addition, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, browsers, back-office applications, and other technology-related applications, could also harm our business.

Stock-based compensation charges and amortization of acquired intangibles reduce our reported net income or increase our reported net loss.

In connection with our acquisitions, we generally allocate a portion of the purchase price to intangible assets such as goodwill, in-process research and development, acquired technology, acquired workforce and covenants not to compete. We have also recorded deferred compensation related to options assumed and shares issued to effect business combinations, as well as options granted below fair market value associated with our initial public offering in October 1999. The future amortization expense related to the acquisitions and deferred stock-based compensation may be accelerated as we assess the value and useful life of the intangible assets, and accelerated expense would reduce our earnings.

In addition, our stock option repricing program requires us to record a compensation charge on a quarterly basis as a result of variable plan accounting treatment, which will lower our earnings. This charge will be evaluated on a quarterly basis and additional charges will be recorded if the market price of our stock exceeds the price of the repriced options. Since the variable component of this charge is computed based on the current market price of our stock, such charges may vary from period to period.

Acquisitions may harm our business by being more difficult than expected to integrate, by diverting management attention or by subjecting us to unforeseen accounting problems.

As part of our business strategy, we may seek to acquire or invest in additional businesses, products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition opportunity, we might be unable to negotiate the terms of that acquisition successfully, finance it, develop the intellectual property acquired from it or integrate it into our existing business and operations. We may also be unable to select, manage or absorb any future acquisitions successfully. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, especially if it involved our entering a new market, would divert management time and other resources and put us at a competitive disadvantage. We may have to use a substantial portion of our available cash, including proceeds from public offerings, to consummate an acquisition. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. In addition, we cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit our business.

In connection with our acquisitions, we may be required to write-off software development costs or other assets, incur severance liabilities, amortization expenses related to acquired intangible assets, or incur debt, any of which could harm our business, financial condition, cash flows and results of operations. The companies we acquire may not have audited financial statements, detailed financial information, or adequate internal controls. There can be no assurance that an audit subsequent to the completion of an acquisition will not reveal matters of significance, including with respect to revenues, expenses, contingent or other liabilities, and intellectual property. Any such write-off could harm our financial results.

Sales outside North America account for about one-third of our revenues, so our business is exposed to risks of international operations to a greater extent than are companies with more domestic sales.

Sales to customers located outside of North America accounted for 34% and 35% of total revenues for the six months ended June 30, 2002 and 2003 and we anticipate that such sales will continue to represent a significant percentage of our revenues. Revenues from outside of North America declined from $22.2 million for the six months ended June 30, 2002 to $17.9 million for the six months ended June 30, 2003. As a result, we face special risks associated with our international operations, such as:

•	changes in multiple tax and regulatory requirements;

•	difficulties in staffing and managing foreign operations;

•	reduced protection for intellectual property rights in some countries;

•	the expenses of localizing products for sale in various international markets;

•	longer payment cycles to collect accounts receivable in some countries;

•	seasonal reductions in business activity in various regions;

•	special revenue recognition issues for non-U.S. customers;

•	political and economic instability; and

•	economic downturns in international markets.

Any of these risks could reduce international sales or increase our cost of doing business outside of North America.

Fluctuations in the exchange rates of foreign currency, particularly in the Euro and the various local currencies of Australia, Asia and Europe, may harm our business.

We are exposed to adverse movements in foreign currency exchange rates because we translate foreign currencies into U.S. Dollars for reporting purposes. Our primary exposures have related to operating expenses and sales in Australia, Asia and Europe that were not U.S. Dollar denominated. Historically, these risks were minimal for us, but as our international revenues and operations have grown and continue to grow, the adverse currency fluctuations could have a material adverse impact on our financial results. The increasing use of the Euro as a common currency for members of the European Union could affect our foreign exchange exposure.

We might not be able to protect and enforce our intellectual property rights, a loss of which could harm our business.

We depend upon our proprietary technology, and rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect it. We currently have three issued United States patents and one foreign patent, as well as several U.S. and foreign patents pending approval. It is possible that patents will not be issued from our currently pending patent applications or any future patent application we may file. We have also restricted customer access to our source code and required all employees to enter into confidentiality and invention assignment agreements. Despite our efforts to protect our proprietary technology, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as effectively as the laws of the United States, and we expect that it will become more difficult to monitor use of our products as we increase our international presence. Further, third parties may claim that our products infringe the intellectual property of their products.

Our workforce reductions plans may hurt the morale and performance of our continuing personnel, and make it more difficult to retain the services of key personnel.

We restructured our operations over the past two years, resulting in workforce reductions worldwide, in all functional areas. In addition to direct economic costs, these personnel reductions may hurt morale among continuing employees, or create concerns about job security. These morale issues may lower productivity or make it more likely that some of our key employees will seek new employment and require us to hire replacements. These reductions may also make the management of our business more difficult, subject us to increased risk of litigation and make it harder for us to attract employees in the future.

The timing of large orders may have an impact on our financial results from period to period, depending on the timing of any such order.

We expect that any relatively large orders that we may receive from time to time in the future would have a significant impact on our license revenues in the quarter in which we recognize revenues from these orders. Large orders make our net revenues and operating results more likely to vary from quarter to quarter because the number of large orders we receive is expected to vary from period to period. The loss of any particular large order in any period could influence our achievement of expected results. In particular, our operating results could suffer if any large orders are delayed or cancelled in any future period.

Our failure to deliver defect-free software could result in losses and harmful publicity.

Our software products are complex and have in the past and may in the future contain defects or failures that may be detected at any point in the product’s life. We have discovered software defects in the past in some of our products after their release. Although past defects have not had a material effect on our results of operations, in the future we may experience delays or lost revenues caused by new defects. Despite our testing, defects and errors may still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve market acceptance, reduced customer satisfaction, diversion of development resources and damage to our reputation. As has occurred in the past, new releases of products or product enhancements may require us to provide additional services under our maintenance contracts to ensure proper installation and implementation. As customers rely on our products for business critical processes, defects or errors in our products or services might result in tort or warranty claims. Moreover, third parties may develop and spread computer viruses that may damage the functionality of our software products. Any damage to or interruption in the performance of our software could also harm our business.

We have various mechanisms in place to discourage takeover attempts, which might tend to suppress our stock price.

Provisions of our certificate of incorporation and bylaws that may discourage, delay or prevent a change in control include:

•	we are authorized to issue “blank check” preferred stock, which could be issued by our board of directors to increase the number of outstanding shares, or to implement a stockholders rights plan, and thwart a takeover attempt;

•	we provide for the election of only one-third of our directors at each annual meeting of stockholders, which slows turnover on the board of directors;

•	we limit who may call special meetings of stockholders;

•	we prohibit stockholder action by written consent, so all stockholder actions must be taken at a meeting of our stockholders; and

•	we require advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

FORWARD-LOOKING STATEMENTS

We make many statements in this prospectus and in the documents we incorporate by reference in this prospectus that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, in the documents we incorporate by reference in this prospectus and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

The following table presents information with respect to the selling stockholders and the shares of our common stock that they may offer with this prospectus. Each of the selling stockholders named below was formerly a stockholder of MediaBin, Inc. and acquired their shares as a result of our acquisition of that company.

On June 27, 2003, we acquired MediaBin, Inc., through a merger with our wholly-owned subsidiary, Maryland Acquisition Corp., with MediaBin, Inc. continuing as the surviving corporation of the merger and as our wholly-owned subsidiary. Pursuant to the definitive agreement related to this merger, shares of MediaBin common stock were converted into the right to receive cash equal to approximately $0.52 per share, we satisfied certain outstanding indebtedness of MediaBin and assumed options to purchase the equivalent of 576,273 shares of our common stock. In connection with the merger and as a condition to our obligation to consummate the merger, the selling stockholders agreed to use the cash proceeds that they received in the merger to purchase shares of our common stock in a private placement, at a price per share of $1.807. In connection with this purchase, we agreed to register the shares under the Securities Act of 1933, as amended. To our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

The share information provided in the table below is based on information provided to us by the selling stockholders on or about August 19, 2003. We calculated beneficial ownership according to Rule 13d-3 of the Exchange Act as of September 30, 2003, based on 105,904,817 shares of common stock outstanding as of September 30, 2003. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

Each of the selling stockholders named below has agreed, subject to the terms of a registration rights agreement entered into by and among Interwoven and the selling stockholders, that the shares listed below are subject to certain restrictions on the transfer of such shares as more fully described in the Plan of Distribution below.

The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

Name	Shares Beneficially Owned Before The Offering		Shares That May Be Offered and Sold
	Number	Percent	Number	Percent
Venturos AS (1)	2,098,692	2.0%	2,098,692	2.0%
Glastad Holding, Ltd.(2)	613,693	*	613,693	*
Gezina AS (3)	103,781	*	103,781	*

TOTALS	2,816,166		2,816,166

*	Represents beneficial ownership of less than 1%.
(1)	TM Holding AS is the majority shareholder of Venturos AS and Terje Mikalsen is the sole shareholder of TM Holding AS. As a result, Terje Mikalsen may be deemed to have the power to vote and dispose of these shares. Mr. Mikalsen disclaims beneficial ownership of these shares, except to the extent of his direct pecuniary interest in these shares.
(2)

Zen Ltd. is the majority shareholder of Glastad Holding, Ltd. and the Zen Trust is the sole stockholder of Zen Ltd. Capco Trust Jersey Ltd. is the sole trustee of the Zen Trust. Roger A. Bougeard, Gary J. Bowman, Anthony T. Grimes, Rita M. Lishman and Andrew J. Thomas are the members of the board of directors of Capco Trust Jersey Ltd., and no single shareholder of Capco Trust Jersey Ltd. holds a majority of the voting or dispositive power of this entity. As a result, the members of the board of directors of Capco Trust Jersey Ltd. may be deemed to have beneficial ownership of these shares. Each of these individuals disclaims beneficial ownership of these shares, except to the extent of his or her direct pecuniary interest in these shares.

(3)	Tharald Brøvig is the majority shareholder of Gerzina AS. As a result, Mr. Brøvig may be deemed to have the power to vote and dispose of these shares. Mr. Brøvig disclaims beneficial ownership of these shares, except to the extent of his direct pecuniary interest in these shares.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of sales of under this prospectus. Offers and sales by selling stockholders pursuant to this prospectus must comply with the terms of the merger agreement we entered into with MediaBin, Inc.

Who may sell and applicable restrictions. Shares may be offered and sold directly by the selling stockholders from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the criteria and confirm to the requirements of one of these exemptions.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In addition, some of the selling stockholders are venture capital funds, corporations or trusts which may, in the future, distribute their shares to their partners, stockholders or trust beneficiaries, respectively, which distributes may likewise distribute further such shares. Distributed shares may later be sold by such partners, stockholders or trust beneficiaries, or by any of their respective distributees.

In order to comply with certain states’ securities laws, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

Prospectus delivery. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

Manner of sales. In making decisions with respect to the timing, manner and size of each sale, the selling stockholders will act independently of Interwoven. Sales may be made over The NASDAQ National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

The shares may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	face-to-face transactions between sellers and purchasers without a broker-dealer; and

•	by writing options.

Expenses associated with registration. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Indemnification and contribution. In the merger agreement, we and the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Suspension of this offering. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus. Certain partners and investment partnerships comprised of certain partners of Fenwick & West LLP own approximately 1,900 shares of our common stock as of September 30, 2003.

EXPERTS

The consolidated financial statements and schedule of Interwoven, Inc. as of December 31, 2002 and 2001, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG, LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and financial statement schedule incorporated into this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report for the year ended December 31, 2000 of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements and financial statement schedule of iManage, Inc., as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, give on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

INTERWOVEN, INC. AND SUBSIDIARIES

The financial statements of Interwoven, Inc. are incorporated by reference herein. Please refer to “Where You Can Find More Information” on page 4. In addition, the financial statements of iManage, Inc. and the pro forma financial statements giving effect to Interwoven, Inc.’s proposed acquisition of iManage, Inc. are set forth below for your reference.

INDEPENDENT ACCOUNTANT’S REPORT

To the Board of Directors and Stockholders
of iManage, Inc.

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of iManage, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statements schedule listed in the index appearing on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and financial statements schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed, in Note 4 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

January 16, 2003 except for Note 17, which is as of March 19, 2003

iMANAGE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$29,920	$16,780
Short-term investments	8,236	16,827
Accounts receivable, net of allowance for doubtful accounts of $322 and $277 in 2002 and 2001, respectively	8,386	9,577
Prepaid expenses and other current assets	2,703	2,279

Total current assets	49,245	45,463
Long-term investments	—	7,166
Property and equipment, net	2,319	2,423
Goodwill and other intangible assets, net	3,495	4,240
Other assets	2,610	1,566

Total assets	$57,669	$60,858

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank lines of credit, current portion	$4,808	$4,288
Accounts payable	2,535	2,421
Accrued liabilities	5,352	5,043
Deferred revenues	12,276	10,731

Total current liabilities	24,971	22,483
Bank lines of credit, less current portion	1,010	1,412

Total liabilities	25,981	23,895

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value, 100,000 shares authorized at December 31, 2002 and 2001; 24,090 shares and 23,607 shares issued and outstanding at December 31, 2002 and 2001, respectively	24	24
Additional paid-in capital	77,773	76,619
Deferred stock-based compensation	(306)	(555)
Notes receivable for common stock	(330)	(430)
Accumulated comprehensive income	22	136
Accumulated deficit	(45,495)	(38,831)

Total stockholders’ equity	31,688	36,963

Total liabilities and stockholders’ equity	$57,669	$60,858

See accompanying notes to consolidated financial statements.

iMANAGE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Revenues:
License	$20,349	$24,545	$20,213
Support and service	20,977	14,317	9,795

Total revenues	41,326	38,862	30,008

Cost of revenues:
License	1,389	1,376	1,165
Support and service	7,008	5,757	4,841

Total cost of revenues	8,397	7,133	6,006

Gross profit	32,929	31,729	24,002
Operating expenses:
Sales and marketing	26,580	28,574	17,845
Research and development	8,776	10,374	9,094
General and administrative	4,378	4,448	4,222
Amortization of intangible assets	793	8,449	4,452
Restructuring charge	—	1,194	—

Total operating expenses	40,527	53,039	35,613

Loss from operations	(7,598)	(21,310)	(11,611)
Interest income and other, net	1,024	1,680	2,619

Loss before provision for income taxes	(6,574)	(19,630)	(8,992)
Provision for income taxes	90	120	122

Net loss	$(6,664)	$(19,750)	$(9,114)

Basic and diluted net loss per common share	$(0.28)	$(0.85)	$(0.41)

Shares used in computing basic and diluted net loss per common share	23,988	23,288	22,130

See accompanying notes to consolidated financial statements

iMANAGE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

For the Three Years Ended December 31, 2002

(In thousands)

	Common Stock		Additional Paid-in Capital	Deferred Stock-based Compensation	Notes Receivable	Accumulated Comprehensive Income	Total Accumulated Deficit	Stockholders’ Equity
	Shares	Amount
Balances, December 31, 1999	21,916	$22	$63,863	$(4,046)	$(1,002)	$(42)	$(9,967)	$48,828
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	(9,114)	(9,114)
Other comprehensive income	—	—	—	—	—	70	—	70

Comprehensive loss	—	—	—	—	—	—	—	(9,044)
Exercise of common stock options	322	—	149	—	11	—	—	160
Stock issued for acquisition, net of expenses	1,007	1	10,820	—	—	—	—	10,821
Additional expenses of initial public offering	—	—	(93)	—	—	—	—	(93)
Repurchase of common stock	(149)	—	(134)	—	—	—	—	(134)
Stock issued under employee stock purchase plan	69	—	564	—	—	—	—	564
Deferred stock-based compensation	—	—	982	(982)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(777)	2,911	—	—	—	2,134
Cancellation of options upon termination	—	—	(832)	832	—	—	—	—
Repayment of notes receivable	—	—	—	—	501	—	—	501

Balances, December 31, 2000	23,165	23	74,542	(1,285)	(490)	28	(19,081)	53,737
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	(19,750)	(19,750)
Other comprehensive income	—	—	—	—	—	108	—	108

Comprehensive loss	—	—	—	—	—	—	—	(19,642)
Exercise of common stock options	296	1	363	—	—	—	—	364
Stock issued for acquisition, net of expenses	67	—	255	—	—	—	—	255
Repurchase of common stock	(78)	—	(33)	—	—	—	—	(33)
Stock issued under employee stock purchase plan	157	—	686	—	—	—	—	686
Deferred stock-based compensation	—	—	1,000	(1,000)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(249)	1,541	—	—	—	1,292
Stock options issued in exchange for services	—	—	157	—	—	—	—	157
Deferred compensation related to restructuring	—	—	—	87	—	—	—	87
Cancellation of options upon termination	—	—	(102)	102	—	—	—	—
Repayment of notes receivable	—	—	—	—	60	—	—	60

Balances, December 31, 2001	23,607	24	76,619	(555)	(430)	136	(38,831)	36,963
Components of comprehensive loss:
Net loss	—	—	—	—	—	—	(6,664)	(6,664)
Other comprehensive loss	—	—	—	—	—	(114)	—	(114)

Comprehensive loss	—	—	—	—	—	—	—	(6,778)
Exercise of common stock options	457	—	794	—	—	—	—	794
Stock issued in exchange for services	38	—	151	—	—	—	—	151
Repurchase of common stock	(245)	—	(641)	—	—	—	—	(641)
Stock issued under employee stock purchase plan	233	—	657	—	—	—	—	657
Deferred stock-based compensation	—	—	413	(413)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	(170)	612	—	—	—	442
Cancellation of options upon termination	—	—	(50)	50	—	—	—	—
Repayment of notes receivable	—	—	—	—	100	—	—	100

Balances, December 31, 2002	24,090	$24	$77,773	$(306)	$(330)	$22	$(45,495)	$31,688

See accompanying notes to consolidated financial statements

iMANAGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(6,664)	$(19,750)	$(9,114)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,797	10,550	6,292
Amortization of deferred stock-based compensation	442	1,292	2,134
Provisions for doubtful accounts and sales returns	523	574	264
Restructuring charge	—	1,194	—
Stock issued for services	151	157	—
Changes in operating assets and liabilities:
Accounts receivable	730	469	(5,269)
Prepaid expenses and other assets	(1,468)	849	(3,005)
Accounts payable and accrued liabilities	423	2,319	255
Deferred revenues	1,545	1,829	(166)

Net cash used in operating activities	(1,521)	(517)	(8,609)

Cash flows from investing activities:
Purchases of property and equipment	(1,948)	(988)	(3,251)
Purchases of investments	(3,155)	(24,820)	(30,022)
Maturities and sales of investments	18,736	18,700	18,667
Acquisition of business, net of cash acquired	—	—	(6,140)

Net cash provided by (used in) investing activities	13,633	(7,108)	(20,746)

Cash flows from financing activities:
Proceeds from bank lines of credit	14,482	12,274	4,872
Payment of bank lines of credit	(14,364)	(13,002)	(444)
Payment of notes receivable for common stock	100	60	501
Net proceeds from issuance of common stock	1,451	1,050	724
Repurchases of common stock	(641)	(33)	(134)
Other	—	—	(93)

Net cash provided by financing activities	1,028	349	5,426

Net increase (decrease) in cash and cash equivalents	13,140	(7,276)	(23,929)
Cash and cash equivalents at beginning of period	16,780	24,056	47,985

Cash and cash equivalents at end of period	$29,920	$16,780	$24,056

Supplemental disclosures of non-cash investing and financing activities:
Deferred stock-based compensation	$413	$1,000	$982

Issuance of common stock for services and acquisition	$151	$255	$10,821

See accompanying notes to consolidated financial statements

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Business

iManage, Inc. (the “Company”) provides collaborative content management software that enables businesses to manage and collaborate efficiently on critical business content across the extended enterprise. The Company’s product suite, iManage WorkSite, delivers document management, collaboration, workflow and knowledge management in a single integrated Internet solution. The Company believes that iManage WorkSite improves communication and process efficiency, providing faster response times and a rapid return on investment for its customers.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues consist primarily of license, support and service revenues from customers, which were primarily attributable to the iManage WorkSite suite of software applications. In addition, the Company receives fees from its customers for providing deployment, integration services and training.

The Company applies the provisions of Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended by SOP-98-9, Modification of SOP-97-2, Software Revenue Recognition, With Respect to Certain Transactions, to all transactions involving the licensing of its software.

The Company recognizes license revenues when persuasive evidence of an arrangement exists, the software has been delivered, the fee is considered fixed or determinable and collectibility is reasonably assured, assuming no significant future obligations or customer acceptance rights exist. Revenues from subscription license agreements, which include software, rights to future products and maintenance, are recognized ratably over the term of the subscription period. Revenue on shipments to resellers is generally recognized when the resellers sell the product to the end-user customer. For all sales, the Company uses either a binding purchase order or signed license agreement as persuasive evidence of an arrangement.

At the time of the transaction, the Company assesses whether the fee associated with each transaction is fixed and determinable and collection is reasonably assured. The Company evaluates the payment terms associated with each transaction. If a portion of the fee is due after normal payment terms, which range from 30 days to 180 days from invoice date for legal customers and 30 days to 120 days for all others, the Company recognize the revenue on the payment due date, assuming collection is reasonably assured. The Company assesses collectibility based on a number of factors, including past transaction history and the overall credit-worthiness of the customer. The Company generally does not require collateral from its customers. If collection

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is not reasonably assured, revenue is deferred and recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash.

When contracts contain multiple elements wherein vendor-specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the residual method prescribed by SOP 98-9. This means that the Company defers revenue equivalent to the fair value of the undelivered elements until such time as the element is delivered to the customer. Fair values for the ongoing support obligations are based upon separate sales of support renewals sold to customers or upon renewal rates quoted in the contracts. Fair value of services, such as training or consulting, is based on the value of stand-alone sales of these services to customers.

License arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

The Company recognizes revenue for support services ratably over the contract term. Training and consulting services are billed based on hourly rates and generally recognized as revenue as these services are performed. However, at the time of a transaction, the Company assesses whether any services included in the arrangement require the performance of significant work either to alter the underlying software or to build complex interfaces so that the software performs as requested. If these services are included as part of an arrangement, the Company recognizes the entire arrangement fee excluding amounts allocated to support services, using the percentage of completion method. The Company estimates the percentage of completion based on an estimate of the total costs estimated to complete the project as a percentage of the costs incurred to date and the estimated costs to complete.

Cash, Cash Equivalents and Short- and Long-Term Investments

The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts. Cash equivalents are recorded at cost, which approximates fair value.

The Company’s investments are classified as “available-for-sale” and are carried at fair value based on quoted market prices. These investments consist of corporate obligations that include commercial paper, corporate bonds and notes and U.S. government agency securities. Those investments with maturities greater than three months at the balance sheet date and less than twelve months are considered short-term investments and those with maturities greater than twelve months at the balance sheet date are considered long-term investments. Realized gains and losses are calculated using the specific identification method. The Company incurred $36,000 of realized gains and no realized losses in 2002 and there were no realized gains and losses in 2001 and 2000. In 2002, 2001 and 2000, unrealized gains (losses) totaled $(176,000), $143,000 and $125,000, respectively. Unrealized gains and losses are included as a separate component of accumulated comprehensive income and stockholders’ equity.

Risks and Concentrations

Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, accounts receivable, long-term investments and bank lines of credit. The Company maintains substantially all of its cash and cash equivalents and short- and long-term investments with two financial institutions domiciled in the United States. The Company performs ongoing

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluations of its customers’ financial condition and generally requires no collateral from its customers on accounts receivable.

For 2002, 2001 and 2000, the Company derived 71%, 79% and 77% of its license revenues, respectively, from law firms and professional service firms. Also, the Company derived 50%, 43% and 54% of its license revenues from resellers of its application suite for 2002, 2001 and 2000.

The Company relies on software licensed from third parties, including software that is integrated with internally developed software and used to perform key functions. These software license agreements expire on various dates from March 2005 to January 2007 and are renewable with written consent of the parties. Either party may terminate the agreement for cause before the expiration date with written notice. If the Company cannot renew these licenses, shipments of its products could be delayed until equivalent software could be developed or licensed and integrated into its products. These types of delays could seriously harm the Company’s business. In addition, the Company would be seriously harmed if the providers from whom the Company licenses its software ceased to deliver and support reliable products, enhance their current products or respond to emerging industry standards. Moreover, the third-party software may not continue to be available to us on commercially reasonable terms or at all. Each of these license agreements may be renewed only with the other party’s written consent.

The Company has incurred operating losses on a quarterly and annual basis throughout its history. For the years ended December 31, 2002, 2001 and 2000, the Company’s net losses were $6.7 million, $19.8 million and $9.1 million and the Company has $38.2 million in cash, cash equivalents and short-term marketable securities as of December 31, 2002. The Company currently anticipates that its cash and investments, together with its existing lines of credit will be sufficient to meet anticipated needs for working capital and capital expenditures through December 31, 2003. However, the Company may be required, or could elect, to seek additional funding at any time. There can be no assurances that additional equity or debt financing, if required, will be available on acceptable terms, if at all.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to five years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term, generally three to five years. Upon the sale or retirement of an asset, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is reflected in operations.

Repair and maintenance expenditures, which are not considered improvements and do not extend the useful life of an asset, are expensed as incurred.

Impairment of Goodwill, Other Intangible Assets and Long-Lived Assets

The Company assesses the impairment of identifiable intangible assets and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the use of the assets or the strategy for the overall business, negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period and its market capitalization relative to net book value. The Company measures

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company’s business model.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, which is effective for years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangible assets as goodwill, reassessment of the useful lives of existing recognized intangible assets, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. As of January 1, 2002, the Company adopted SFAS No. 142 and has ceased to amortize $3.4 million of goodwill. In lieu of amortization, the Company is required to perform an impairment review of its goodwill balance on at least an annual basis and upon the initial adoption of SFAS No. 142. This impairment review involves a two-step process as follows:

•	Step 1—The Company compares the fair value of its reporting units to the carrying value, including goodwill. For each reporting unit for which the carrying value, including goodwill, exceeds the unit’s fair value, the Company moves on to Step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

•	Step 2—The Company performs an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. The Company then compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment charge would be recognized for the excess.

The Company has determined that it has one reporting unit and performed Step 1 of the goodwill impairment analysis required by SFAS No. 142 as of January 1, 2002. The Company compared the carrying value of total stockholders’ equity to the Company’s market capitalization and concluded that goodwill was not impaired, as its market capitalization exceeded total stockholders’ equity, including goodwill. Accordingly, Step 2 was not performed. The Company also performed its annual analysis of goodwill on October 1, 2002 and concluded its goodwill was not impaired as the Company’s market capitalization exceeded its total stockholders’ equity. The Company will continue to test for impairment on an annual basis and on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company’s reporting unit below its carrying amount. Also, see Note 4—Goodwill and Intangible Assets.

The Company has $3.4 million in goodwill, $104,000 of intangible assets and $1.7 million of prepaid license royalties. At December 31, 2002, the Company believes its goodwill, intangible assets and prepaid license royalties are recoverable. However, changes in the economy, the business in which the Company operates and its relative performance could change the assumptions used to evaluate the recoverability of these assets. The Company must continue to monitor those assumptions and their effect on the estimated recoverability of its intangible assets. Any adverse change in the Company’s recoverability assumptions could result in the writing down of its intangible assets, which could materially impact its consolidated results of operation and financial position.

Advertising

The Company expenses advertising costs as incurred. Advertising costs expensed for 2002, 2001 and 2000 were $1.8 million, $2.1 million and $1.9 million, respectively.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software Development Costs

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established at which time such costs are capitalized, subject to a net realizable value evaluation. Technology feasibility is established upon the completion of an integrated working model. Costs incurred between completion of the working model and the point at which the product is ready for general release have not been significant. Accordingly, the Company has charged all costs to research and development expense in the period incurred.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts to be recovered.

Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and has elected to adopt the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The resulting stock-based compensation is amortized over the estimated term of the stock option, generally four years, using an accelerated approach. This accelerated approach is consistent with the method described in Financial Accounting Standards Board Interpretation (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans. Stock-based compensation to non-employees is based on the fair value of the option estimated using the Black-Scholes model on the date of the grant and revalued until vested. Compensation expense resulting from non-employee options is amortized to expense using an accelerated approach.

Business Segment and Major Customer Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The method for determining the information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

The Company’s chief operating decision-maker is considered to be the Chief Executive Officer. The Chief Executive Officer reviews financial information presented for purposes of making operating decisions and assessing financial performance. The financial information is identical to the information presented in the accompanying consolidated statements of operations; the Company had no significant foreign operations through December 31, 2000. For the years ended December 31, 2002 and 2001, revenues derived from customers outside the United States represented 20% and 9% of total revenues, respectively, and consisted primarily of customers in the United Kingdom. On this basis, the Company is organized and operates in a single segment: the design, development and marketing of software solutions.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, no customer accounted for more than 10% of the accounts receivable balance while one customer accounted for 16% of the accounts receivable balance at December 31, 2001. No customer accounted for more than 10% of the total revenues in 2002, 2001 and 2000.

Foreign Currency

The financial statements of foreign subsidiaries are measured using the local currency of the subsidiary as the functional currency. Accordingly, assets and liabilities of the subsidiaries are translated at current rates of exchange at the balance sheet date and all revenue and expense items are translated using weighted-average exchange rates prevailing during the year. The resultant gains or losses from translation are charged or credited to accumulated comprehensive income (loss). Foreign currency transaction gains and losses, which have not been material to date, are included in the consolidated statement of operations.

At December 31, 2002, the Company did not hold any foreign currency derivative instruments.

Comprehensive Income and Loss

Other comprehensive income and loss refers to revenues, expenses, gains and losses that under the accounting principles generally accepted in the United States of America are recorded as an element of stockholders’ equity and are excluded from net loss.

The comprehensive income (loss) comprises the following items (in thousands):

	Years Ended December 31,
	2002	2001	2000
Net loss	$(6,664)	$(19,750)	$(9,114)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	(176)	143	125
Translation adjustment	62	(35)	(55)

	(114)	108	70

Comprehensive loss	$(6,778)	$(19,642)	$(9,044)

Accumulated other comprehensive income (loss) comprises the following (in thousands):

	Years Ended December 31,
	2002	2001	2000
Unrealized gain (loss) on available-for-sale investments	$50	$226	$83
Cumulative translation adjustment	(28)	(90)	(55)

	$22	$136	$28

Net Loss per Common Share

Basic net loss per common share is computed using the weighted average number of outstanding shares of common stock during the period, excluding shares of restricted stock subject to repurchase. Dilutive net loss per common share is computed using the weighted average number of common shares outstanding during the period

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and, when dilutive, potential common shares from options to purchase common stock and common stock subject to repurchase, using the treasury stock method.

The following table reconciles net loss to basic and diluted net loss per common share (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Net loss	$(6,664)	$(19,750)	$(9,114)
Shares used in computing basic and diluted net loss per common share	23,988	23,288	22,130

Basic and diluted net loss per common share	$(0.28)	$(0.85)	$(0.41)

The following potential common shares have been excluded from the calculation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive (in thousands):

	Years Ended December 31,
	2002	2001	2000
Anti-dilutive securities:
Options to purchase common stock	5,875	5,297	3,479
Common stock subject to repurchase	1	20	262

	5,876	5,317	3,741

Recent Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. SFAS No. 144 excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS No. 142. SFAS No. 144 is effective for the Company’s year beginning January 1, 2003 with the exception of the lease provisions of SFAS No. 144, which are effective for leases entered into after May 15, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2001, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, SFAS No. 44, Accounting for Intangible Assets of Motor Carriers, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. As a result of the rescission of SFAS No. 4 and SFAS No. 64, the criteria in APB No. 30, Reporting the Results of Operations, will be used to classify gains and losses from debt extinguishment. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for the Company’s year beginning January 1, 2003. The adoption of SFAS No. 145 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities, and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) which previously governed the accounting treatment for restructuring activities. SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. Those costs include, but are not limited to, the following:

(i)  termination benefits provided to current employees who are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred-compensation contract;

(ii)  costs to terminate a contract that is not a capital lease; and

(iii)  costs to consolidate facilities or relocate employees.

SFAS No. 146 does not apply to costs associated with the retirement of long-lived assets covered by SFAS No. 143. SFAS No. 146 will be applied prospectively and is effective for exit or disposal activities initiated after December 31, 2002. Early adoption is permitted. The adoption of SFAS No. 146 is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and interim disclosure requirements of SFAS No. 148 are effective for years ended after and interim periods beginning after December 15, 2002. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of its stock at the date of the grant over the amount an employee must pay to acquire the Company’s stock. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial report for the year ended December 31, 2003 and will adopt the interim disclosure provisions for its financial reports for the quarter ended March 31, 2003. As the adoption of this standard involves disclosures only, the Company does not expect a material impact on its consolidated financial statements.

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees and indemnifications, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee or indemnification, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee or indemnification and must disclose that information in its interim and annual financial statements. Certain disclosure provisions are effective for the Company’s year ended December 31, 2002. The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees and indemnifications issued or modified after December 31, 2002. The Company has adopted the required disclosure provision of FIN No. 45 as

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of December 31, 2002 and the Company is currently assessing the impact of the remaining requirements on its consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. In addition, FIN No. 46 requires that the Company make disclosures in its consolidated financial statements for the year ended December 31, 2002 when the Company believes it is reasonably possible that it will consolidate or disclose information about variable interest entities after FIN No. 46 becomes effective. At this time, the Company does not believe it is reasonably possible that the Company will consolidate or disclose information about variable interest entities. However, the Company will continue to assess the impact of FIN No. 46 on its consolidated financial statements.

3.    Acquisition

In June 2000, the Company completed the acquisition of ThoughtStar, Inc. (“ThoughtStar”). The Company issued 1,007,000 shares of its common stock with a fair market value on the closing date of $11.0 million and paid cash consideration of $5.2 million for all of the outstanding stock of ThoughtStar, including additional monies loaned prior to the completion of the merger. The Company incurred transaction costs consisting primarily of professional fees of $725,000 and incurred stock issuance costs of $215,000, resulting in a total purchase price of $17.0 million. The acquisition was accounted for as a purchase and, as such, the purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values on the date of acquisition. The results of operations of ThoughtStar have been included with the Company’s results of operations since the acquisition date.

The fair value of the assets of ThoughtStar was determined through established valuation techniques used in the software industry. No significant tangible assets or liabilities were acquired. A summary of the consideration exchanged for these assets is as follows (in thousands):

Total purchase price	$16,961

Assets acquired:
Purchased technology	$1,900
Assembled workforce	400
Non-compete agreements	400
Goodwill	14,261

$16,961

In addition to the consideration noted above, the Company granted 89,000 common stock options with an exercise price of $0.01 to former ThoughtStar employees in exchange for 1,648,000 fully vested and exercisable ThoughtStar stock options. On the date of grant, these options had an intrinsic value of $982,000, which was recorded as deferred stock-based compensation, and was being amortized over the option vesting period of 2 years. At December 31, 2001 and 2000, deferred stock-based compensation related to these stock options totaled

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$249,000 and $646,000. During September 2001, the remaining $87,000 of deferred stock-based compensation was charged to expense in connection with a restructuring of operations.

Pro forma results of operations for the combined Company for the year ended December 31, 2000 as if the transaction had consummated at the beginning of 2000 are as follows (in thousands, except per share data):

Revenues	$30,008
Cost of revenues	6,006

Gross profit	$24,002

Net loss	$(14,876)

Basic and diluted net loss per common share	$(0.66)

Shares used in computing basic and diluted net loss per common share	22,634

The above amounts are based upon certain assumptions and estimates, which the Company believes are reasonable and does not reflect any benefit from economies that might be achieved from combined operations. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future results of operations of the combined companies.

4.    Goodwill and Intangible Assets

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 effective January 1, 2002 and, as a result, ceased to amortize goodwill of $3.4 million. The carrying amount of the goodwill and intangible assets as of December 31, 2002 and 2001 are as follows (in thousands):

	2002			2001
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Purchased technology	$2,177	$(2,073)	$104	$2,177	$(1,427)	$750
Non-compete agreements	448	(448)	—	400	(301)	99

Total intangible assets	2,625	(2,521)	104	2,577	(1,728)	849
Goodwill	14,714	(11,323)	3,391	14,714	(11,323)	3,391

	$17,339	$(13,844)	$3,495	$17,291	$(13,051)	$4,240

The aggregate amortization expense of intangible assets, excluding amortization of goodwill, was $793,000, $1,125,000 and $603,000 for 2002, 2001 and 2000, respectively. The estimated amortization expense of acquired intangible assets is expected to be $104,000 for 2003. At September 30, 2003, the intangible assets will be fully amortized.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill for 2002, 2001 and 2000 are as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
Beginning balance	$3,391	$10,812	$14,661
Amortization during the period	—	(7,421)	(3,849)

Ending balance	$3,391	$3,391	$10,812

The following table presents net loss and basic and diluted net loss per share as if the goodwill had not been amortized during the periods presented (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Reported net loss	$(6,664)	$(19,750)	$(9,114)
Goodwill amortization	—	7,421	3,849

Adjusted net loss	$(6,664)	$(12,329)	$(5,265)

Reported basic and diluted net loss per share	$(0.28)	$(0.85)	$(0.41)
Goodwill amortization per basic and diluted share	—	0.32	0.17

Adjusted basic and diluted net loss per share	$(0.28)	$(0.53)	$(0.24)

5.    Investments

The following is a summary of the Company’s portfolio investments (in thousands):

	December 31, 2002
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$11,810	$—	$—	$11,810
Government agencies	9,583	3	—	9,586
Corporate obligations	15,404	47	—	15,451

	$36,797	$50	$—	$36,847

Included in:
Cash and cash equivalents				$28,611
Short-term investments				8,236

				$36,847

	December 31, 2001
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$15,786	$—	$—	$15,786
Corporate obligations	23,767	226	—	23,993

	$39,553	$226	$—	$39,779

Included in:
Cash and cash equivalents				$15,786
Short-term investments				16,827
Long-term investments				7,166

				$39,779

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of the Company’s portfolio investments by contractual maturity (in thousands):

	December 31,
	2002	2001
Due in one year or less	$36,847	$32,613
Due after one year through two years	—	7,166

	$36,847	$39,779

6.    Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2002	2001
Computer software and equipment	$5,892	$4,792
Furniture and office equipment	1,808	1,182
Leasehold improvements	266	44

	7,966	6,018
Less accumulated depreciation and amortization	5,647	3,595

	$2,319	$2,423

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. The estimated useful lives of computer software and equipment are three years. The estimated useful lives of furniture and office equipment are three to five years. Amortization of leasehold improvements is computed using the shorter of the remaining facility lease term or the estimated useful life of the improvements. Depreciation expense was $2.1 million, $2.0 million and $1.6 million in 2002, 2001 and 2000, respectively.

7.    Other Assets

Other assets consisted of the following (in thousands):

	December 31,
	2002	2001
Technology licenses	$908	$323
Notes receivable	1,641	1,000
Other	61	243

	$2,610	$1,566

In 2002 and 2001, the Company entered into technology license agreements including non-cancelable minimum payments. The present value of payments under these agreements is recorded as an asset and amortized over the term of the agreements as technological feasibility was established for the product that included the technology. Each of these license agreements may be renewed only with the other party’s written consent. The notes receivable are comprised of loans made to the Company’s Chief Operating Officer in 2002 and former Chief Financial Officer in 2000. See Note 15—Related Party Transactions.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2002	2001
Accrued compensation	$3,194	$2,514
Technology licenses	66	63
Professional services	641	598
Sales tax payable	415	580
Income tax payable	84	65
Restructuring charge	—	448
Other	952	775

	$5,352	$5,043

9.    Restructuring Charge

In September 2001, the Company implemented a plan to consolidate its operations and close a facility in Utah. The restructuring action consisted primarily of the termination of approximately 20 positions in engineering, sales, marketing and administration in the Utah location and exiting the related facility. The functions performed in the Utah facility have been combined with the Company’s Chicago, Illinois operations. As a result of the restructuring, the Company recognized a charge of $1.2 million in the third quarter of 2001. The restructuring charge included $694,000 for employee severance, $150,000 for the write-off of intangible assets related to the acquisition of ThoughtStar, $93,000 for the write-off of certain property and equipment and $257,000 related to facility closing costs. There is no remaining restructuring charge accrued at December 31, 2002.

10.    Borrowings

As of December 31, 2002, the Company had a line of credit agreement with a bank comprised of a revolving line of credit and an equipment line of credit. The line of credit agreement, which is collateralized by substantially all of the Company’s assets, intangible assets and intellectual property, includes covenant restrictions requiring the Company to maintain certain minimum profitability levels and limits the Company’s ability to declare and pay dividends.

The revolving line of credit provides for borrowings of up to $4.0 million, which bears interest at the bank’s prime rate plus 0.50%. Borrowings are limited to $4.0 million minus the amount outstanding under the revolving line of credit and outstanding letters of credit; $202,000 was available at December 31, 2002. At December 31, 2002, the Company had outstanding $3.4 million of borrowings against this facility.

The equipment line of credit, which bears interest at the greater of the prime plus 0.50% or 4.75%, provides for borrowings of up to $6.0 million to finance the purchase of property and equipment. At December 31, 2002 and 2001, amounts outstanding under the equipment line of credit totaled $2.4 million and $2.7 million, respectively. Principal repayment began in March 2000 and will continue through December 2005 in monthly installments of principal and interest. In December 2002, the Company borrowed an additional $1.3 million against this facility. The Company repaid $1.6 million and $1.0 million of principal in 2002 and 2001, respectively, and, at December 31, 2002, $3.6 million was available.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest expense was $136,000, $254,000 and $260,000 in 2002, 2001 and 2000, respectively. Cash paid for interest was $149,000, $243,000 and $260,000 in 2002, 2001 and 2000, respectively.

Principal payments due under these line of credit facilities as of December 31, 2002 are as follows (in thousands):

Years Ending December 31,
2003	$4,808
2004	666
2005	344

$5,818

11.    Commitments and Contingencies

The Company leases its main office facilities in Foster City, California and Chicago, Illinois and various sales offices in the United States and Europe under non-cancelable operating leases, which expire in September 2008 for the Foster City facility and April 2009 for the Chicago facility. Rent expense for 2002, 2001 and 2000 was $1.8 million, $1.6 million and $1.1 million, respectively.

Future minimum lease payments under operating leases as of December 31, 2002 were as follows (in thousands):

Years Ending December 31,
2003	$1,497
2004	1,145
2005	1,160
2006	1,198
2007	1,236
Thereafter	1,174

$7,410

The Company has outstanding standby letters of credit totaling $348,000 from a financial institution, in lieu of security deposits for the lease of its main office facilities. No amounts have been drawn against the letter of credit.

Beginning in July 2001, several securities class action complaints were filed against the Company, the underwriters of the Company’s initial public offering, its directors and certain officers in the United States District Court for the Southern District of New York. The cases were consolidated and the litigation is now captioned as In re iManage, Inc. Initial Public Offering Securities Litigation, Civ. No. 01-6277 (SAS) (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS) (S.D.N.Y.). On or about April 19, 2002, plaintiffs served an amended complaint. The amended complaint is brought purportedly on behalf of all persons who purchased the Company’s common stock from November 17, 1999 through December 6, 2000. It names as defendants the Company; five of the Company’s present and former officers; and several investment banking firms that served as underwriters of the Company’s initial public offering. The complaint alleges liability under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on the grounds that the registration statement for the offering did not disclose that: (1) the

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

underwriters had agreed to allow certain customers to purchase shares in the offering in exchange for excess commissions paid to the underwriters; and (2) the underwriters had arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The amended complaint also alleges that false analyst reports were issued. Plaintiffs seek unspecified monetary damages, attorneys’ fees and other costs.

The Company is aware that similar allegations have been made in lawsuits challenging over 300 other public offerings conducted in 1999, 2000 and 2001. All of these cases have been consolidated for pretrial purposes before Judge Shira A. Scheindlin of the Southern District of New York. On July 15, 2002, the Company and its related individual defendants (as well as the other issuers named as defendants) filed a motion to dismiss. Subsequently, the individual defendants stipulated with plaintiffs to dismissal from the case without prejudice, subject to a tolling agreement. On February 19, 2003, the Court ruled on the motions to dismiss. The Court denied the motions to dismiss claims under the Securities Act of 1933 in all but 10 of the cases, including the case involving the Company. The Court denied the motion to dismiss the claim under Section 10(a) of the Securities Exchange Act of 1934 against the Company and 184 other issuer defendants on the basis that the amended complaints in these cases alleged that the respective issuers had acquired companies or conducted follow-on offerings after their initial public offerings.

The Company and certain executive officers are defendants in a complaint filed by a former employee alleging ownership of 18,000 shares of the Company’s common stock that were never issued. The complaint alleges, among other claims, breach of contract, and the plaintiff is seeking damages of approximately $700,000 plus punitive damages of $10 million.

While the Company believe that the allegations against its officers/directors and the Company are without merit, and intend to contest them vigorously, there can be no assurance that these matters will be resolved without costly litigation or in a manner that is not adverse to its consolidated financial position, results of operations or cash flows. No estimate can be made of the possible loss or range of loss associated with the resolution of these matters.

12.    Stockholders’ Equity

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the rights of holders of all classes of stock having priority rights as to dividends. No cash dividends have been declared or paid through December 31, 2002.

On July 17, 2002, the Company’s Board of Directors authorized a common stock repurchase program. Under the program, the Company was authorized to repurchase its common shares on the open market from time to time at the discretion of management. The number of shares repurchased and the timing of purchases were based on several factors, including the trading price of the Company’s common stock and general market conditions. The repurchase program was ceased on December 31, 2002. A total of 232,300 shares were repurchased and retired under the program at an aggregate cost of $581,000.

During 2002, the Company issued 38,000 shares of common stock at fair market values of $2.00 to $6.05 per share to an employee for services. On the date of issuance, these shares of common stock had a fair market value of $151,000, which was recorded and expensed as employee stock-based compensation.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company preserved the right to repurchase shares from an escrow account based on certain criteria in conjunction with the acquisition of ThoughtStar in 2000. During 2002, the Company reacquired 13,000 shares of common stock at its fair market value of $60,000. The escrow account was settled and dissolved in the first quarter of 2002.

At December 31, 2002, 2001 and 2000, 1,000, 20,000 and 262,000 shares of common stock were subject to the Company’s right of repurchase at the shares’ original issuance price. Weighted average original issuance price per share of these common shares was $0.60, $0.51 and $0.55 at December 31, 2002, 2001 and 2000 respectively. The Company’s right to repurchase these shares lapses ratably over periods through September 2003.

Preferred Stock

At December 31, 2002, the Company has 2 million authorized shares of preferred stock with a $0.001 par value, of which none were issued and outstanding.

Stock Plans

At December 31, 2002, the Company had two stock option plans and an Employee Stock Purchase Plan.

Employee Stock Purchase Plan

In November 1999, the Company adopted an Employee Stock Purchase Plan (“ESPP”). Under the terms of the ESPP, the maximum aggregate number of shares of common stock that may be issued under the ESPP is 500,000, cumulatively increased on January 1, 2001 and each January 1 thereafter until and including January 1, 2009 by an amount equal to the lesser of (a) two percent (2%) of the issued and outstanding shares of common stock as of the preceding December 31, (b) 500,000 shares or (c) a lesser amount of shares determined by the Board of Directors. During each six-month offering period, employees can choose to have up to 15% of their annual base earnings withheld to purchase the Company’s common stock. The purchase price of the common stock is 85% of the lesser of the fair value as of the beginning or ending of the offering period. A total of 233,000, 157,000 and 69,000 shares of common stock were issued under the ESPP in 2002, 2001 and 2000, respectively, at an average price of $2.82, $4.35 and $8.18 per share in 2002, 2001 and 2000, respectively. At December 31, 2002, 976,000 shares were available for issuance.

1997 Stock Option Plan

The Company has reserved 8,338,610 shares of common stock for issuance under the 1997 Stock Incentive Plan (“1997 Plan”). Automatic annual increases in the shares reserved for issuance occur beginning in 2001 equal to the lesser of 5% of the outstanding common shares of the Company at the last day of the preceding year or a lesser amount as determined by the Board of Directors.

The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price. The options vest and are exercisable at times and increments as specified by the Board of Directors and expire ten years from date of grant. Options granted under the 1997 Plan generally become exercisable 25% one year after the date of the option holder’s date of employment and thereafter ratably over three years.

Under the 1997 Plan, non-employee directors receive an automatic grant of 30,000 options to purchase common shares upon their initial election or re-election to the Board of Directors. Stock option grants to non-employee directors vest over a three-year period.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2000 Non-Officer Stock Option Plan

The Company has reserved 2,150,000 shares of common stock for issuance under the 2000 Non-Officer Stock Option Plan (“2000 Plan”). Options may be granted at the discretion of the Board of Directors to eligible employees and consultants.

The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and the exercise price. The exercise price shall generally not be less than 85% of the fair market value of the Company’s stock on the grant date of the option. Options granted under the 2000 Plan generally become exercisable 25% one year after the date of the option holder’s date of employment and thereafter ratably over three years and expire ten years from the date of the grant.

Activity under the Company’s stock option plans is as follows (in thousands, except per share data):

	Years Ended December 31,
	2002		2001		2000
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	5,297	$3.40	3,479	$3.78	1,567	$3.69
Granted	2,055	3.80	3,155	2.94	2,543	3.51
Exercised	(457)	2.10	(296)	1.25	(322)	0.50
Canceled	(1,020)	3.58	(1,041)	3.93	(309)	5.22

Outstanding, end of period	5,875	3.61	5,297	3.40	3,479	3.78

Exercisable, end of period	2,759	4.12	1,881	3.85	1,599	3.94

Weighted average fair value of options granted with exercise prices equal to fair value at date of grant	1,755	3.37	2,667	2.98	2,454	3.64
Weighted average fair value of options granted with exercise price less than fair value at date of grant	300	6.27	488	0.87	89	0.01

The following table summarizes information about stock options as of December 31, 2002 (option amounts in thousands):

Options Outstanding				Options Exercisable
Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.20 to $2.45	1,293	9.24	$2.29	168	$1.39
$2.51	1,574	8.31	2.51	734	2.51
$2.88 to $3.44	1,336	8.24	3.14	817	3.12
$3.81 to $7.03	1,196	8.67	4.87	696	5.05
$7.13 to $11.00	476	7.50	9.02	344	9.37

	5,875	8.51	3.61	2,759	4.12

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based Compensation

Stock-based compensation charges relate to the following expense classifications in the accompanying consolidated statement of operations (in thousands):

	Years Ended December 31,
	2002	2001	2000
Cost of revenues	$23	$46	$127
Sales and marketing	264	767	951
Research and development	34	504	684
General and administrative	223	132	372

	$544	$1,449	$2,134

Amortization of stock-based compensation will be reduced in future periods to the extent options are terminated prior to full vesting.

During 2002, 2001 and 2000, the Company issued options to purchase shares of its common stock to certain employees totaling 300,000, 460,000 and 89,000, respectively, under the 1997 Plan and outside the 1997 Plan with weighted average exercise prices of $6.27, $0.70, and $0.01 per share, respectively, which were below the fair value of the Company’s common stock at the date of grant. The weighted average fair value of the underlying common stock was $7.65, $2.88 and $11.00 in 2002, 2001 and 2000, respectively. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options and the fair value of the Company’s stock on the date of grant. This deferred compensation is amortized to expense over the period during which the Company’s right to repurchase the stock lapses or options become exercisable, generally four or five years consistent with the method described in FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans. At December 31, 2002, the Company had recorded deferred stock-based compensation related to these options in an amount of $12.6 million, of which $612,000, $1.5 million and $2.9 million had been amortized to expense during 2002, 2001 and 2000, respectively.

During 2001, the Company granted options to purchase 28,000 shares of its common stock at exercise prices ranging from $0.01 to $5.09 per share to non-employee engineers for consulting services, when the fair market value of the Company’s common stock ranged from $4.40 to $5.09 per share. These options were fully vested upon grant and were valued at a total of $157,000 using the Black-Scholes pricing model with the following assumptions: 10 year terms, volatility ranging from 102% to 132%, discount rate ranging from 4.97% to 5.11% and 0% dividend rate. This $157,000 was expensed immediately as the options related to services provided prior to the grant date.

Deferred stock-based compensation charges are comprised of the following categories (in thousands):

	Years Ended December 31,
	2002	2001	2000
Employee stock-based compensation	$612	$1,541	$2,911
Non-employee stock-based compensation	—	157	—
Cancellation of options upon termination	(170)	(249)	(777)

	$442	$1,449	$2,134

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes Receivable for Common Stock

In August 1999, a non-officer of the Company exercised options to purchase 77,000 common shares in exchange for a full recourse note receivable of $33,000. The note receivable is due in August 2003 and bears interest at 5.37%.

In June 1999, a former officer of the Company exercised options to purchase 180,000 common shares in exchange for a full recourse note receivable of $297,000. The note accrues interest at the rate of 4.9% per year and was due on July 26, 2001. The due date has been extended to September 1, 2003. See Note 15—Related Party Transactions.

Pro Forma Net Loss and Net Loss per Share

The Company has adopted the disclosure only provisions of SFAS No. 123. Had compensation cost been determined based on the fair value at the grant date for the awards for 2002, 2001 and 2000, the Company’s net loss and basic and diluted net loss per common share would have been as follows (in thousands, except per share amounts):

	Years Ended December 31,
	2002	2001	2000
Net loss:
As reported	$(6,664)	$(19,750)	$(9,114)
Stock-based employee compensation included in net loss as reported	442	1,292	2,134
Stock-based employee compensation using the fair value method	(5,394)	(7,264)	(7,259)

Pro forma	$(11,616)	$(25,722)	$(14,239)

Basic and diluted net loss per common share:
As reported	$(0.28)	$(0.85)	$(0.41)
Pro forma	$(0.48)	$(1.10)	$(0.64)

As the provisions of SFAS No. 123 have been applied only to stock options granted since the 1997 Plan’s inception, the impact of the pro forma stock-based compensation cost will likely continue to increase, as the vesting period for the Company’s options and the period over which the stock-based compensation is charged to expense is generally four years.

The estimated weighted average value of options granted under the Plan, during 2002, 2001 and 2000 was $3.75, $2.72 and $3.77 per share, respectively. The value of each is estimated on the date of grant using the Black-Scholes option valuation method, with the following weighted-average assumptions:

	2002	2001	2000
Expected life of option	5 years	5 years	5 years
Risk-free interest rate	2.94%	4.38%	6.03%
Dividend yield	0.00%	0.00%	0.00%
Volatility	115%	125%	158%

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated weighted-average value of purchase rights granted under the ESPP during 2002, 2001 and 2000 was $1.89, $2.44 and $8.18 per share. The fair value of each stock purchase right granted under the ESPP is estimated using the Black-Scholes option valuation method, with the following weighted-average assumptions:

	2002	2001	2000
Expected life of option	6 months	6 months	6 months
Risk-free interest rate	1.17%	1.82%	5.85%
Dividend yield	0.00%	0.00%	0.00%
Volatility	115%	125%	158%

The aggregate fair value of purchase rights granted in 2002, 2001 and 2000 was $391,000, $332,000 and $729,000, respectively.

13.    401(k) Retirement Plan

The Company sponsors an employee retirement plan intended to qualify under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to 20% of eligible compensation, subject to annual limitations, and are fully vested in their own contributions. The Company made matching contributions of 25% up to the first 6% of the employee’s compensation, which is contributed and vests ratably over a four-year period. Annual amounts contributed by the Company under the plan are $222,000, $180,000 and $141,000 in 2002, 2001 and 2000, respectively.

14.    Income Taxes

The individual components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,
	2002	2001
Net operating loss carryforward	$8,712	$5,796
Depreciation and amortization	717	401
Allowance for doubtful accounts	199	165
Accrued liabilities	453	702
Research and development credits	2,122	1,472
Total deferred tax assets	12,203	8,536
Less valuation allowance	(12,203)	(8,536)

Net deferred tax assets	$—	$—

The net increases in the valuation allowance for 2002, 2001 and 2000 were $3.7 million, $5.1 million and $1.2 million, respectively.

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal items accounting for the difference between income tax provision at the U.S. statutory rate and the provision for income taxes reflected in the consolidated statements of operations are as follows:

	Years Ended December 31,
	2002	2001	2000
Federal statutory rate	34%	34%	34%
State taxes	4	5	5
Tax credits	10	3	—
Amortization	—	(15)	(17)
Deferred compensation	(3)	(3)	(8)
Foreign income taxes	1	1	1
Other	5	1	(2)
Net operating losses and tax credits, not benefited	(50)	(25)	(12)

	1%	1%	1%

At December 31, 2002, the Company has net operating loss carryforwards available to reduce future income subject to income taxes for federal and state income tax purposes of approximately $23.7 million and $20.9 million, respectively. Deferred tax assets and the related valuation allowance include approximately $1.1 million related to certain U.S. operating loss carryforwards resulting from the exercise of stock options; the tax benefit, if recognized, will be accounted for as a credit to additional paid-in capital rather than a reduction of income tax expense.

Net operating loss carryforwards expire from 2003 to 2022. In addition, the Company has research and development tax credit carryforwards of approximately $1.5 million for federal income tax purposes and $1.0 million for state income tax purposes at December 31, 2002, which expire from 2013 to 2022.

Pursuant to the provisions of Section 382 of the Internal Revenue Code, utilization of net operating losses is subject to annual limitations due to a greater than 50% change in ownership of the Company which occurred during 1998 and 1999.

Cash paid for income taxes was $82,000, $62,000 and $122,000 in 2002, 2001 and 2000, respectively.

15.    Related Party Transactions

The Company’s Chief Executive Officer is the owner of a consulting company, which subleased space from the Company and provided recruiting services to the Company. In addition, the Company reimbursed the consulting company for certain travel expenses and other services incurred on its behalf and for the use of certain assets. The Company discontinued the sublease and recruiting activities during the third quarter of 2002. Additionally, the Company engaged certain of the consulting company’s consultants to provide software development services. In 2002 and 2001, the charges related to consulting and other service expense were limited to the salary, employer taxes and travel expenses of the related consultant, who was hired by the Company in December of 2002.

Amounts included in net loss which were paid, received or due to or from this related party are as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
Sublease rent income	$15	$52	$92
Consulting and other services expense	292	129	439

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 2, 2002, the Company made a loan of $750,000 to its Chief Operating Officer for the purchase of his primary residence. The loan bears interest at 5% per annum and principal and interest are due on the earlier of (i) April 2, 2007, (ii) the date six months following his voluntary resignation or termination for cause or (iii) any event of default under the collateralized note evidencing the loan. If the Chief Operating Officer exercises common stock options and sells the related common stock, 50% of the proceeds of the sale must be applied to the amount due under the loan. The loan is collateralized by (i) the shares or proceeds realized by the Chief Operating Officer upon the exercise of options to purchase the Company’s common stock, and (ii) a second deed of trust on the personal residence of the Chief Operating Officer. As of December 31, 2002, the principal balance of the loan was $641,000 and was included in Other Assets in the Company’s consolidated balance sheet. See Note 7—Other Assets.

On April 5, 2000, the Company made a loan to its former Chief Financial Officer of $1.0 million. The loan bears interest at 5% per annum and principal and interest will become due on the earlier of December 31, 2008 or the date upon which the former Chief Financial Officer will have the ability to sell common stock, subject to Company policy, if applicable, at a price of $20 per share or higher. The loan is collateralized by 165,000 shares of the Company’s common stock currently beneficially owned by the former Chief Financial Officer. As of December 31, 2002, the principal balance of the loan was $1.0 million and was included in Other Assets in the Company’s consolidated financial statements. See Note 7—Other Assets.

In June 1999, the Company granted its former Vice President of Business Development an option to purchase 180,000 shares of the Company’s common stock at an exercise price of $1.65 per share. In July 1999, the former officer exercised the option in full with funds the Company loaned her under a full recourse promissory note approved by the Board of Directors. The promissory note accrues interest at the rate of 4.9% per year and was due on July 26, 2001. The due date has been extended to September 1, 2003. See Note 12—Stockholders’ Equity.

16.    Significant Customer Information and Segment Reporting

The Company’s chief operating decision-maker is considered to be the Chief Executive Officer. The Chief Executive Officer reviews financial information presented for purposes of making operating decisions and assessing financial performance. The financial information is identical to the information presented in the accompanying consolidated statements of operations and the Company had no significant foreign operations through December 31, 2000. For 2002 and 2001, revenues derived from customers outside the United States represented 20% and 9% of total revenues, respectively, and consisted primarily of customers in the United Kingdom. On this basis, the Company is organized and operates in a single segment: the design, development and marketing of software solutions.

At December 31, 2002, no customer accounted for more than 10% of the Company’s accounts receivable balance, while one customer accounted for 16% of the accounts receivable balance at December 31, 2001. No customer accounted for more than 10% of total revenues in 2002, 2001 and 2000.

17.    Subsequent Event

On March 21, 2003, the Company exercised an option to terminate the lease for its facility in Chicago, Illinois which as a result will expire on April 30, 2004 and entered into a new facilities lease for approximately 39,000 square feet in the Chicago area on March 17, 2003. In connection with the lease termination, the Company incurred a lease termination fee of $986,000, which will be charged to expense in the first quarter of 2003. The new facilities lease commences no later than August 1, 2003, is non-cancelable and expires in 2016. The Company’s research and development, customer support, training and certain sales and marketing personnel

iMANAGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are expected to relocate to this new facility in August 2003. The Company expects to charge to expense, upon vacating the facility subject to the terminated lease, the remaining lease payments due under the terminated lease agreement from the date of occupancy of the new facility to April 30, 2004, which is currently estimated to be $650,000. The new lease agreement provides for cash payments from the landlord sufficient to offset the lease termination fee and provides for a period of free rent for the initial 12 months of the lease agreement including operating costs, and an additional 2 months of free rent, excluding operating costs, in each of the second, third and fourth years of the lease agreement. The free rent period and the cash payments from the landlord will reduce rental expenses for the new facility on a ratable basis over the term of the new lease.

Future minimum lease payments, including the effects of these transactions are as follows (in thousands):

Years Ending December 31,
2003	$1,497
2004	1,144
2005	1,382
2006	1,424
2007	1,466
Thereafter	7,082

$13,995

The Company obtained a $1.0 million standby letter of credit from a financial institution on March 17, 2003, in lieu of security deposits for lease office space. No amounts have been drawn against the letter of credit.

iMANAGE, INC.

FINANCIAL STATEMENT SCHEDULE

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Expenses	Write-offs	Balance at End of Period
	(In thousands)
Allowance for doubtful accounts:
Year ended December 31, 2002	$277	$155	$110	$322
Year ended December 31, 2001	$248	$91	$62	$277
Year ended December 31, 2000	$135	$164	$51	$248

Allowance for sales returns:
Year ended December 31, 2002	$142	$368	$319	$191
Year ended December 31, 2001	$134	$483	$475	$142
Year ended December 31, 2000	$77	$100	$43	$134

Deferred tax valuation allowance:
Year ended December 31, 2002	$8,536	$3,667	$—	$12,203
Year ended December 31, 2001	$3,403	$5,133	$—	$8,536
Year ended December 31, 2000	$2,237	$1,166	$—	$3,403

iMANAGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$37,339	$29,920
Short-term investments	3,523	8,236
Accounts receivable, net	7,295	8,386
Prepaid expenses and other current assets	1,959	2,703

Total current assets	50,116	49,245
Property and equipment, net	1,880	2,319
Goodwill and other intangible assets, net	3,425	3,495
Other assets	2,417	2,610

Total assets	$57,838	$57,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank lines of credit, current portion	$4,213	$4,808
Accounts payable	1,287	2,535
Accrued liabilities	6,591	5,352
Deferred revenues	14,318	12,276

Total current liabilities	26,409	24,971
Bank lines of credit, less current portion	759	1,010

Total liabilities	27,168	25,981

Commitments and contingencies
Stockholders’ equity:
Common stock	24	24
Additional paid-in capital	78,212	77,773
Deferred stock-based compensation	(167)	(306)
Notes receivable for common stock	(330)	(330)
Accumulated comprehensive income (loss)	(10)	22
Accumulated deficit	(47,059)	(45,495)

Total stockholders’ equity	30,670	31,688

Total liabilities and stockholders’ equity	$57,838	$57,669

See accompanying notes to condensed consolidated financial statements.

iMANAGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Revenues:
License	$5,244	$4,265	$10,146	$11,378
Support and service	6,567	5,355	12,601	10,019

Total revenues	11,811	9,620	22,747	21,397

Cost of revenues:
License	362	392	730	777
Support and service	2,008	1,818	3,900	3,382

Total cost of revenues	2,370	2,210	4,630	4,159

Gross profit	9,441	7,410	18,117	17,238

Operating expenses:
Sales and marketing	6,214	6,779	12,371	13,568
Research and development	2,235	2,123	4,474	4,246
General and administrative	1,030	1,104	3,071	2,196
Amortization of intangible assets	35	365	70	725

Total operating expenses	9,514	10,371	19,986	20,735

Loss from operations	(73)	(2,961)	(1,869)	(3,497)
Interest income and other, net	257	325	388	574

Income (loss) before provision for income taxes	184	(2,636)	(1,481)	(2,923)
Provision for income taxes	50	20	83	40

Net income (loss)	$134	$(2,656)	$(1,564)	$(2,963)

Basic net income (loss) per common share	$0.01	$(0.11)	$(0.06)	$(0.12)

Diluted net income (loss) per common share	$0.01	$(0.11)	$(0.06)	$(0.12)

Shares used in computing basic net income (loss) per common share	24,265	23,961	24,229	23,834

Shares used in computing diluted net income (loss) per common share	25,473	23,961	24,229	23,834

See accompanying notes to condensed consolidated financial statements.

iMANAGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2003	2002
Cash flows from operating activities:
Net loss	$(1,564)	$(2,963)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	902	1,721
Amortization of deferred stock-based compensation	139	235
Provision for doubtful accounts and sales returns	411	112
Stock issued for services	22	—
Lease termination expense	987	—
Changes in operating assets and liabilities:
Accounts receivable	683	2,196
Prepaid expenses and other assets	937	(309)
Accounts payable and accrued liabilities	(996)	(877)
Deferred revenues	2,042	1,641

Net cash provided by operating activities	3,563	1,756

Cash flows from investing activities:
Purchases of property and equipment	(393)	(1,518)
Purchases of investments	(1,003)	(4,150)
Maturities and sales of investments	5,681	10,688

Net cash provided by investing activities	4,285	5,020

Cash flows from financing activities:
Proceeds from bank lines of credit	6,852	7,026
Payment of bank lines of credit	(7,698)	(6,763)
Net proceeds from issuance of common stock	417	1,052
Repurchases of common stock	—	(60)

Net cash provided by (used in) financing activities	(429)	1,255

Net increase in cash and cash equivalents	7,419	8,031
Cash and cash equivalents at beginning of period	29,920	16,780

Cash and cash equivalents at end of period	$37,339	$24,811

Supplemental disclosures of non-cash investing and financing activities:
Deferred stock-based compensation	$—	$413

Issuance of common stock for services	$22	$108

See accompanying notes to condensed consolidated financial statements.

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Basis of Presentation

The condensed consolidated financial statements included herein are unaudited and reflect all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the iManage, Inc. (“iManage” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2002. The results of operations for the three and six months ended June 30, 2003 are not necessarily indicative of the results for the entire year or for any other period.

The consolidated balance sheet as of December 31, 2002 has been derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. Such disclosures are contained in the Company’s Annual Report on Form 10-K.

The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and interim disclosure requirements of SFAS No. 148 are effective for years ended after and interim periods beginning after December 15, 2002. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the estimate of the market value of its stock at the date of the grant over the amount an employee must pay to acquire the Company’s stock. The Company has adopted the interim disclosure provisions of SFAS No. 148 for the quarter ended March 31, 2003.

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The compensation cost associated with the Company’s stock-based compensation plans, determined using the Black-Scholes option pricing model, resulted in a material difference from the reported net income (loss) during the three- and six-month periods ended June 30, 2003 and 2002. Had compensation cost been recognized based on the fair value at the date of grant for options granted during the three- and six-month periods ended June 30, 2003 and 2002, the pro forma amounts of the Company’s net income (loss) and basic and diluted net income (loss) per common share would have been as follows (in thousands, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss):
As reported	$134	$(2,656)	$(1,564)	$(2,963)
Stock-based employee compensation included in net loss as reported	61	123	161	235
Stock-based employee compensation using the fair value method	(1,336)	(1,517)	(2,570)	(3,145)

Pro forma	$(1,141)	$(4,050)	$(3,973)	$(5,873)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Basic and diluted net income (loss) per common share:
As reported	$0.01	$(0.11)	$(0.06)	$(0.12)
Pro forma	$(0.05)	$(0.17)	$(0.16)	$(0.25)

The Company calculated the fair value of each option grant on the date of grant during the three- and six-month periods ended June 30, 2003 and 2002 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Expected life of option	5 years	5 years	5 years	5 years
Risk-free interest rate	2.20%	4.15%	2.20-2.88%	4.15-4.97%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Volatility	112%	122%	112%	120-122%
Weighted average fair value	$3.31	$6.61	$3.32	$7.39

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each stock purchase right granted under the Employee Stock Purchase Plan (“ESPP”) is estimated using the Black-Scholes option valuation method, with the following weighted-average assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Expected life of option	6 months	6 months	6 months	6 months
Risk-free interest rate	0.79%	1.08%	0.79-1.08%	1.08%
Dividend yield	0.00%	0.00%	0.00%	0.00%
Volatility	112%	122%	112%	120-122%
Weighted average fair value	$1.91	$5.24	$1.92	$4.38

The aggregate fair value of purchase rights granted in the three-month periods ended June 30, 2003 and 2002 was $131,000 and $234,000, respectively, and $249,000 and $326,000 for the six-month periods ended June 30, 2003 and 2002, respectively.

Note 2.    Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed using the weighted average number of outstanding shares of common stock during the period, excluding shares of restricted stock subject to repurchase. Diluted net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period and, when dilutive, potential common shares from options to purchase common stock and common stock subject to repurchase, using the treasury stock method.

The following table reconciles net income (loss) to basic and diluted net income (loss) per common share (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss)	$134	$(2,656)	$(1,564)	$(2,963)
Shares used in computing basic net income (loss) per common share	24,265	23,961	24,229	23,834

Basic net income (loss) per common share	$0.01	$(0.11)	$(0.06)	$(0.12)

Shares used in computing diluted net income (loss) per common share	25,473	23,961	24,229	23,834

Diluted net income (loss) per common share	$0.01	$(0.11)	$(0.06)	$(0.12)

The following potential common shares have been excluded from the calculation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Options to purchase common stock	4,876	5,269	5,198	5,269
Common stock subject to repurchase	—	11	1	11

	4,876	5,280	5,199	5,280

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3.    Comprehensive Income and Loss

Other comprehensive income and loss refers to revenues, expenses, gains and losses that under the accounting principles generally accepted in the United States of America are recorded as an element of stockholders’ equity and are excluded from net loss.

The comprehensive income (loss) comprises the following items (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net income (loss)	$134	$(2,656)	$(1,564)	$(2,963)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	(20)	26	(35)	(108)
Translation adjustment	8	21	3	12

	(12)	47	(32)	(96)

Comprehensive income (loss)	$122	$(2,609)	$(1,596)	$(3,059)

Accumulated other comprehensive income (loss) as of June 30, 2003 and December 31, 2002 comprises the following (in thousands):

	June 30, 2003	December 31, 2002
Unrealized gain on available-for-sale investments	$15	$50
Cumulative translation adjustment	(25)	(28)

	$(10)	$22

Note 4.    Stock-Based Compensation

The amortization of stock-based compensation relates to the following items in the accompanying condensed consolidated statement of operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Cost of revenues	$1	$7	$3	$15
Sales and marketing	29	67	87	67
Research and development	3	8	9	22
General and administrative	28	41	62	131

	$61	$123	$161	$235

Amortization of stock-based compensation will be reduced in future periods to the extent options are terminated prior to full vesting.

During February 2003, the Company issued 9,453 shares of common stock at fair market value of $2.35 per share for services. On the date of issuance, the common stock had a fair market value of $22,000, which was recorded and expensed as stock-based compensation.

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.    Borrowings

As of June 30, 2003, the Company had a line of credit agreement with a bank comprised of a revolving line of credit and an equipment line of credit. The line of credit agreement, which is collateralized by substantially all of the Company’s assets, intangible assets and intellectual property, includes covenant restrictions requiring the Company to maintain certain minimum profitability levels and limits the Company’s ability to declare and pay dividends.

The revolving line of credit provides for borrowings of up to $5.0 million, which bears interest at the bank’s prime rate plus 0.50%. Borrowings are limited to $5.0 million minus the amount outstanding under the revolving line of credit and outstanding letters of credit, which total $1.3 million at June 30, 2003. At June 30, 2003 and December 31, 2002, the Company had outstanding borrowings against this facility totaling $3.2 million and $3.4 million, respectively. At June 30, 2003, $563,000 was available under the revolving line of credit.

The equipment line of credit, which bears interest at the greater of the prime plus 0.50% or 4.75%, provides for borrowings of up to $6.0 million to finance the purchase of property and equipment. At June 30, 2003 and December 31, 2002, amounts outstanding under the equipment line of credit totaled $1.8 million and $2.4 million, respectively. Principal repayment began in March 2000 and will continue in monthly installments of principal and interest through December 2005. At June 30, 2003, $4.2 million was available under the equipment line of credit.

Interest expense was $25,000 and $40,000 during the three-month periods ended June 30, 2003 and 2002, respectively, and $51,000 and $73,000 for the six-month periods ended June 30, 2003 and 2002, respectively. Cash paid for interest was $51,000 and $84,000 for the six-month periods ended June 30, 2003 and 2002, respectively.

Note 6.    Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a significant impact on the Company’s consolidated financial statements.

In November 2002, FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. The interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

guarantee. The interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of 2003. The adoption of FIN No. 45 did not have a material effect on the Company’s consolidated financial statements. The following is a summary of the agreements that the Company has determined are within the scope of FIN No. 45.

As permitted under Delaware law, the Company has agreements whereby the Company’s officers and directors are indemnified for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s term in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits the Company’s exposure and enables us to recover a portion of any future amounts paid. As a result of the Company’s insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is not significant. All of these indemnification agreements were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2003.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party—generally, the Company’s business partners, subsidiaries and/or customers, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third party with respect to the Company’s products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is not significant. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2003.

The Company warrants that its software products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the licensed products to the customer for the life of the product. Additionally, the Company warrants that its support and services will be performed consistent with generally accepted industry standards. If necessary, the Company would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history. The Company has not incurred significant expense under its product or services warranties. As a result, the Company believes the estimated fair value of these agreements is not significant. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2003.

The Company may, at its discretion and in the ordinary course of business, subcontract the performance of any of its services. Accordingly, the Company enters into standard indemnification agreements with its customers, whereby customers are indemnified for other acts, such as personal property damage, of the Company’s subcontractors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has general and umbrella insurance policies that enable it to recover a portion of any amounts paid. The Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is not significant. Accordingly, the Company has no liabilities recorded for these agreements as of June 30, 2003.

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2003, FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. In addition, FIN No. 46 requires that the Company make disclosures in its consolidated financial statements for the year ended December 31, 2002 when the Company believes it is reasonably possible that it will consolidate or disclose information about variable interest entities after FIN No. 46 becomes effective. At this time, the Company does not believe it has any variable interest entities. The Company is currently evaluating the impact of the adoption on the Company’s financial position and results of operations.

Note 7.    Contingencies

Beginning on July 11, 2001, several securities class action complaints were filed against the Company, the underwriters of its initial public offering, its directors and certain officers in the United States District Court for the Southern District of New York. The cases were consolidated and the litigation is now captioned as In re iManage, Inc. Initial Public Offering Securities Litigation, Civ. No. 01-6277 (SAS) (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS) (S.D.N.Y). The operative amended complaint is brought purportedly on behalf of all persons who purchased the Company’s common stock from November 17, 1999 through December 6, 2000. It names as defendants the Company and five of its present and former officers (the “iManage Defendants”); and several investment banking firms that served as underwriters of the initial public offering. Subsequently, the individual defendants stipulated with plaintiffs to dismissal from the case without prejudice, subject to a tolling agreement. The complaint alleges liability under Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 on the grounds that the registration statement for the initial public offering did not disclose that: (1) the underwriters had agreed to allow certain customers to purchase shares in the offering in exchange for excess commissions paid to the underwriters; and (2) the underwriters had arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The complaint also alleges that false analyst reports were issued. Plaintiffs seek unspecified monetary damages, attorneys’ fees and other costs. Similar allegations were made in other lawsuits challenging over 300 other public offerings conducted in 1999, 2000 and 2001. The cases were consolidated for pretrial purposes. On February 19, 2003, the Court ruled on all defendants’ motions to dismiss. The motion was denied as to claims under the Securities Act of 1933 in the case involving the Company, as well as in majority of all other cases. The motion was denied as to the claim under Section 10(b) as to the Company, on the basis that the complaint alleged that the Company had made an acquisitions following the initial public offering.

The Company has decided to accept a settlement proposal presented to all issuer defendants. In this settlement, plaintiffs will dismiss and release all claims against the iManage Defendants, in exchange for a contingent payment by the insurance companies collectively responsible for insuring the issuers in all of the public offering cases, and for the assignment or surrender of control of certain claims the Company may have against the underwriters. The iManage Defendants will not be required to make any cash payments in the settlement, unless the pro rata amount paid by the insurers in the settlement exceeds the amount of the insurance coverage, a circumstance which the Company does not believe will occur. The settlement will require approval of the Court, which cannot be assured, after class members are given the opportunity to object to the settlement or opt out of the settlement.

The Company and certain executive officers are defendants in a complaint filed by a former employee alleging ownership of 18,000 shares of the Company’s common stock that were never issued. The complaint

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

alleges breach of contract, breach of fiduciary duty and fraudulent concealment, and the plaintiff is seeking damages of approximately $700,000 plus unspecified punitive damages.

While the Company believes that the allegations against its officers, directors and the Company are without merit, and intends to contest them vigorously, there can be no assurance that these matters will be resolved without costly litigation or in a manner that is not adverse to its consolidated financial position, results of operations or cash flows. No estimate can be made of the possible loss or range of loss associated with the resolution of these matters.

The Company is a party to other threatened legal action including mediation arising from the normal course of business activities. In management’s opinion, resolution of these matters is not expected to have a material adverse impact on the Company’s consolidated results of operations, cash flows or its financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company’s future results of operations, cash flows or financial position in a particular period.

Note 8.    Related Party Transactions

The Company’s Chief Executive Officer is the owner of a consulting company, which subleased space from the Company and provided recruiting services to the Company. In addition, the Company reimbursed the consulting company for certain travel expenses and other services incurred on its behalf and for the use of certain assets. The Company discontinued the sublease and recruiting activities during the third quarter of 2002. Additionally, the Company engaged certain of the consulting company’s consultants to provide software development services. In 2002, the charges related to consulting and other service expense were limited to the salary, employer taxes and travel expenses of the related consultant, who was hired by the Company in December of 2002. No amounts were paid for the three- and six-month periods ended June 30, 2003. The Company paid the consulting company $41,000 and $77,000 for the three- and six-month periods ended June 30, 2002.

On April 2, 2002, the Company made a loan of $750,000 to its Chief Operating Officer for the purchase of his primary residence. The loan bears interest at 5% per annum and principal and interest are due on the earlier of (i) April 2, 2007, (ii) the date six months following his voluntary resignation or termination for cause or (iii) any event of default under the collateralized note evidencing the loan. If the Chief Operating Officer exercises common stock options and sells the related common stock, 50% of the proceeds of the sale must be applied to the amount due under the loan. The loan is collateralized by (i) the shares or proceeds realized by the Chief Operating Officer upon the exercise of options to purchase the Company’s common stock, and (ii) a second deed of trust on the personal residence of the Chief Operating Officer. As of June 30, 2003, the principal balance of the loan was $641,000 and was included in Other Assets in the Company’s condensed consolidated balance sheets.

On April 5, 2000, the Company made a loan to its former Chief Financial Officer of $1.0 million. The loan bears interest at 5% per annum and principal and interest will become due on the earlier of December 31, 2008 or the date upon which the former Chief Financial Officer will have the ability to sell common stock, subject to Company policy, if applicable, at a price of $20 per share or higher. The loan is collateralized by 165,000 shares of the Company’s common stock currently beneficially owned by the former Chief Financial Officer. As of June 30, 2003, the principal balance of the loan was $1.0 million and was included in Other Assets in the Company’s condensed consolidated balance sheets.

In June 1999, the Company granted its former Vice President of Business Development an option to purchase 180,000 shares of the Company’s common stock at an exercise price of $1.65 per share. In July 1999,

iMANAGE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the former officer exercised the option in full with funds the Company loaned her under a full recourse promissory note approved by the Board of Directors. The promissory note accrues interest at the rate of 4.9% per year and was due on July 26, 2001. The due date has been extended to September 1, 2003. As of June 30, 2003, the principal balance of the loan was $297,000 and was included in Notes Receivable for Common Stock in the Company’s condensed consolidated balance sheets.

Note 9.    Subsequent Event

On August 6, 200, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Interwoven, Inc. (“Interwoven”) and Mahogany Acquisition Corporation, a Delaware Corporation and direct wholly-owned subsidiary of Interwoven (“Merger Sub”). The boards of directors of the Company and Interwoven unanimously approved the Merger Agreement and recommended that their stockholders approve and adopt the Merger Agreement and approve the merger and the issuance of the shares of Interwoven common stock in the merger, respectively. Subject to the approval of the respective stockholders of the Company and Interwoven, regulatory review and other customary conditions, the terms of the Merger Agreement provide that the Company will merge with and into Merger Sub, with Merger Sub surviving as a wholly-owned subsidiary of Interwoven. The Company’s stockholders will receive 2.0943 shares of Interwoven common stock and $1.20 in cash, without interest, for each outstanding share of Company common stock. Assuming consummation of the merger, the Company’s stockholders will own approximately 32.6% of the outstanding common stock of Interwoven. The transaction is expected to close in the fourth quarter of 2003.

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial statements give effect to the proposed merger between Interwoven and iManage using the purchase method of accounting for the business combination.

Upon completion of the merger, holders of iManage common stock will be entitled to receive $1.20 in cash (without interest) and 2.0943 shares of Interwoven common stock (0.523575 shares in the event the reverse split is effected) in exchange for each share of iManage common stock (the exchange ratio) owned at the time of completion of the merger. The exchange ratio will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in Interwoven common stock or iManage common stock. iManage stockholders will be entitled to receive cash based on the market price of Interwoven common stock in lieu of any fractional shares to which they might otherwise be entitled. Based on the average closing price of Interwoven’s common stock for the five trading days preceding August 6, 2003, holders of iManage common stock options would be entitled to receive 2.5716 options for Interwoven common stock in exchange for each iManage common stock option held at the time of completion of the merger. This option exchange ratio will change based upon the 5-day trailing average of the closing price of Interwoven common stock as reported on The NASDAQ National Market to the trading day immediately preceding the date on which the merger is completed and will be proportionately adjusted for any stock split, stock dividend, reorganization or similar change in Interwoven common stock or iManage common stock.

All share and per share amounts in these unaudited pro forma condensed combined consolidated financial statements reflect the pre-split exchange ratio of 2.0943.

The actual number of shares of Interwoven common stock to be issued in the proposed merger and the related total dollar value at the effective time of the merger cannot be determined until the closing date of the merger. The unaudited pro forma condensed combined consolidated financial statements were prepared based on the number of outstanding iManage common shares as of August 6, 2003.

There can be no assurance that Interwoven and iManage will not incur charges in excess of those included in the pro forma adjustments related to the merger or that management will be successful in its effort to integrate the operations of the companies.

The unaudited pro forma condensed combined consolidated balance sheet of Interwoven gives effect to the proposed merger as if it occurred on June 30, 2003 and combines the unaudited historical consolidated balance sheet of Interwoven as of June 30, 2003 with the unaudited historical consolidated balance sheet of iManage as of June 30, 2003.

The unaudited pro forma condensed combined consolidated statements of operations of Interwoven give effect to the proposed merger as if the merger had been consummated on January 1, 2002.

The unaudited pro forma condensed combined consolidated statement of operations of Interwoven for the year ended December 31, 2002 combines the audited historical consolidated statement of operations of Interwoven for the year ended December 31, 2002 with the audited historical consolidated statement of operations of iManage for the year ended December 31, 2002.

The unaudited pro forma condensed combined consolidated statement of operations of Interwoven for the six months ended June 30, 2003 combines the unaudited historical consolidated statement of operations of

Interwoven for the six months ended June 30, 2003 with the unaudited historical consolidated statement of operations of iManage for the six months ended June 30, 2003.

The accompanying unaudited pro forma condensed combined consolidated financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the proposed merger had been consummated on January 1, 2002 or the financial position that would have occurred had the proposed merger been consummated on June 30, 2003, respectively, nor is it necessarily indicative of future operating results or financial position. Please refer to the section of this prospectus “Forward-Looking Statements” on page 14. The pro forma adjustments are based upon information and assumptions available as of the date of this prospectus. The pro forma financial statements should be read in conjunction with the accompanying notes thereto and with Interwoven’s and iManage’s historical consolidated financial statements and related notes thereto, either included in or incorporated by reference into this prospectus.

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

June 30, 2003

(In thousands)

	Historical		Pro Forma
	Interwoven, Inc. June 30, 2003	iManage, Inc. June 30, 2003	Adjustments		Combined
Assets
Current assets:
Cash and cash equivalents	$59,263	$37,339	$(29,386	)a	$62,244
			(4,972	)g
Short-term investments	102,288	3,523	—		105,811
Accounts receivable, net	17,223	7,295	—		24,518
Prepaid and other current assets	7,433	1,959	(754	)a	8,638

Total current assets	186,207	50,116	(35,112)		201,211
Property and equipment, net	8,741	1,880	(758	)a	9,863
Goodwill, net	82,019	3,390	(3,390	)c	173,621
			91,602	a
Other intangible assets, net	5,837	35	(35	)c	49,789
			26,544	a
			53	a
			13,088	a
			4,267	a
Restricted cash	378	—	—		378
Other assets	1,616	2,417	(712	)a	3,321

Total assets	$284,798	$57,838	$95,547		$438,183

Liabilities and Stockholders’ Equity
Current liabilities:
Bank lines of credit, current portion	$—	$4,213	$(4,213	)g	$—
Accounts payable	4,118	1,287	—		5,405
Accrued liabilities	14,549	6,591	3,200	a	28,478
			4,138	a
Restructuring and excess facilities costs	8,669	—			8,669
Deferred revenue, current	32,381	14,318	(7,000	)a	39,699

Total current liabilities	59,717	26,409	(3,875)		82,251
Bank lines of credit, less current portion	—	759	(759	)g	—
Other accrued liabilities, net of current portion	2,037	—	—		2,037
Restructuring and excess facilities costs, net of current portion	26,809	—	—		26,809

Total liabilities	88,563	27,168	(4,634)		111,097

Stockholders’ equity:
Common stock	106	24	(24	)b	157
			51	a
Additional paid-in capital	549,173	78,212	(78,212	)b	693,612
			117,394	a
			27,045	a
Deferred stock-based compensation	(1,160)	(167)	167	b	(9,894)
			(8,734	)a
Notes receivable for common stock	—	(330)	—		(330)
Accumulated other comprehensive income	219	(10)	10	b	219
Accumulated deficit	(352,103)	(47,059)	47,059	b	(356,678)
			(4,575	)a

Total stockholders’ equity	196,235	30,670	100,181		327,086

Total liabilities and stockholders’ equity	$284,798	$57,838	$95,547		$438,183

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2002

(In thousands, except per share amounts)

	Historical		Pro Forma
	Interwoven, Inc. Year Ended December 31, 2002	iManage, Inc. Year Ended December 31, 2002	Adjustments		Combined
Revenues:
License	$57,309	$20,349	$—		$77,658
Services	69,523	20,977	—		90,500

Total revenues	126,832	41,326	—		168,158
Cost of revenues:
License	3,283	1,389	10,270	a	14,942
Services	36,961	7,008	(23	)f	43,946

Total cost of revenues	40,244	8,397	10,247		58,888

Gross profit	86,588	32,929	(10,247)		109,270

Operating expenses:
Research and development	26,516	8,776	(34	)f	35,258
Sales and marketing	72,348	26,580	(264	)f	98,664
General and administrative	18,104	4,378	(223	)f	22,259
Amortization of deferred stock-based compensation	4,880	—	6,362	d	11,786
			544	f
Amortization of acquired intangible assets	3,722	793	(793	)c	7,046
			3,324	a
Restructuring and excess facilities charges	38,084	—	—		38,084
Impairment of goodwill	76,431	—	—		76,431

Total operating expenses	240,085	40,527	8,916		289,528

Loss from operations	(153,497)	(7,598)	(19,163)		(180,258)
Interest and other income, net	5,958	1,024	(411	)e	6,571

Net loss before provision for income taxes	(147,539)	(6,574)	(19,574)		(173,687)
Provision for income taxes	(1,077)	(90)	—		(1,167)

Net loss	$(148,616)	$(6,664)	$(19,574)		$(174,854)

Basic and diluted net loss per share	$(1.45)	$(0.28)			$(1.15	)h

Shares used in computing basic and diluted net loss per share	102,427	23,988			152,665	h

INTERWOVEN, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2003

(In thousands, except per share amounts)

	Historical		Pro Forma
	Interwoven, Inc. Six Months Ended June 30, 2003	iManage, Inc. Six Months Ended June 30, 2003	Adjustments		Combined
Revenues:
License	$19,343	$10,146	$—		$29,489
Services	32,438	12,601	—		45,039

Total revenues	51,781	22,747	—		74,528
Cost of revenues:
License	1,167	730	5,135	a	7,032
Services	15,540	3,900	(3	)f	19,437

Total cost of revenues	16,707	4,630	5,132		26,469

Gross profit	35,074	18,117	(5,132)		48,059

Operating expenses:
Research and development	11,886	4,474	(9	)f	16,351
Sales and marketing	27,570	12,371	(87	)f	39,854
General and administrative	8,338	3,071	(62	)f	11,347
Amortization of deferred stock-based compensation	1,006	—	1,155	d	2,322
			161	f
Amortization of acquired intangible assets	887	70	(70	)c	2,523
			1,636	a
In-process research and development	599	—	—		599
Restructuring and excess facilities charges	2,377	—	—		2,377

Total operating expenses	52,663	19,986	2,724		75,373

Loss from operations	(17,589)	(1,869)	(7,856)		(27,314)
Interest and other income, net	1,934	388	(206	)e	2,116

Net loss before provision for income taxes	(15,655)	(1,481)	(8,062)		(25,198)
Provision for income taxes	(639)	(83)	—		(722)

Net loss	$(16,294)	$(1,564)	$(8,062)		$(25,920)

Basic and diluted net loss per share	$(0.16)	$(0.06)			$(0.17	)h

Shares used in computing basic and diluted net loss per share	102,400	24,229			153,143	h

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS

The following pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.

(a)	Purchase price adjustments

The purchase price adjustments reflect the assumed issuance of 51,286,114 shares of Interwoven common stock to iManage stockholders using the exchange ratio of 2.0943 based on 24,488,428 shares of iManage common stock outstanding at August 6, 2003. The fair value of the Interwoven shares assumed to be issued is based on a per share value of $2.29, which is equal to Interwoven’s average last sale price per share as reported on The NASDAQ National Market for the trading-day period two days before and after August 6, 2003. For purposes of determining the fair value of the options assumed, Interwoven used the value of Interwoven’s common stock on August 6, 2003 and applied the option exchange ratio of 2.5716. This ratio was determined based on the average last sale price per share for the five trading days preceding August 6, 2003. The purchase price adjustment also reflects the payment of cash based on multiplying $1.20 by the number of shares of iManage common stock outstanding at August 6, 2003.

For purposes of the pro forma financial information, the following table presents the assumptions used.

(in thousands)
Cash paid	$29,386
Fair value of Interwoven common stock to be issued	117,445
Estimated acquisition-related costs	3,200
Estimated employee severance and facilities closure costs	4,138
Estimated fair value of stock options assumed	27,045

Total purchase price	$181,214

The actual amount of cash paid and number of Interwoven common shares and stock options to be issued will be based on the actual number of iManage common shares and stock options outstanding at the consummation date.

The estimated acquisition-related costs consist primarily of banking, legal and accounting fees, printing costs, and other directly related charges.

Employee severance costs consist of estimated cash severance due upon closing of the merger. Facilities closure costs consist of estimated costs to exit certain iManage facilities in conjunction with an exit plan as part of the merger.

The planning process for the integration of iManage’s operations may result in additional accruals for severance costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Such accruals would increase the purchase consideration and the allocation of the purchase consideration to goodwill.

The following represents the preliminary allocation of the purchase price to the acquired assets and assumed liabilities of iManage and is for illustrative purposes only. This allocation is preliminary and based on iManage’s assets and liabilities as of June 30, 2003.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands)
Net tangible assets, including notes receivable for common stock	$32,351
Goodwill	91,602
Other intangible assets:
Core and developed technology	26,544
Customer installed base/relationship	13,088
Patent and patent applications	4,267
Existing contracts	53
In-process research and development	4,575
Instrinsic value of options assumed	8,734

Total purchase price	$181,214

Net tangible assets consist of $31.0 million in net assets recorded on the iManage historical financial statements as of June 30, 2003 (including $0.3 million in notes receivable for common stock), adjusted principally for the elimination of iManage’s historical goodwill and other intangible assets of $3.4 million, the reduction in fixed assets of $0.8 million, the reduction in deferred revenue of $7.0 million and the reduction in prepaid royalties of $1.5 million.

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets. The unaudited pro forma condensed combined consolidated statements of operations do not reflect the amortization of goodwill acquired in the proposed merger consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets.

Amortization of other intangible assets has been provided over the following estimated useful lives: Core and developed technology—3 years, customer installed base/relationships—4 years, patent and patent applications—3 years, existing contracts—90 days. This will result in annual amortization of approximately $8.8 million for core and developed technology, $3.3 million for customer installed base/relationship, $1.4 million for patents and patent applications, and $0.1 million for existing contracts.

The purchase price allocation includes a reduction in iManage’s reported deferred revenue at June 30, 2003. Under the purchase method of accounting, iManage’s deferred revenue related to post-contract customer support (PCS) for perpetual license arrangements in which payment had been received or was legally due and payable was reduced by approximately $7.0 million to reflect the estimated fair value of the related PCS obligation as of June 30, 2003.

Interwoven has not adjusted revenue in the pro forma statement of operations to reflect the adjustment to deferred revenue because this adjustment is directly related to the merger and the effect is non-recurring. Such adjustment will be reflected in the post-merger statements of operations of the combined company.

The deferred revenue adjustment, which will be based on iManage’s deferred revenue at the date of the merger, will have the effect of reducing the amount of revenue Interwoven will recognize in periods subsequent to the merger compared to the amount of revenue iManage would have recognized in the same period absent the merger.

The $8.7 million of deferred stock-based compensation represents the unearned portion, as of August 6, 2003, of the intrinsic value of iManage’s common stock options assumed in the merger. For purposes of this calculation, iManage’s outstanding options that will vest solely as a result of the consummation of the proposed merger are deemed to be vested as of August 6, 2003. The deferred compensation is being amortized on an accelerated basis over the remaining vesting periods of one to four years consistent with the graded vesting approach described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	The pro forma adjustment represents the elimination of iManage’s stockholders’ equity accounts.

(c)	The pro forma adjustment represents the elimination of iManage’s capitalized goodwill and other intangibles of $3.4 million and related amortization expense of $0.8 million, and $0.1 million for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively.

(d)	The pro forma adjustment represents the amortization of deferred compensation associated with unvested stock options assumed in the proposed merger with iManage. The deferred compensation is amortized over the options’ remaining vesting periods as of August 6, 2003 of one to four years.

(e)	The pro forma adjustment is to reverse interest income related to the $29.4M of cash paid in conjunction with the acquisition.

(f)	To reclassify iManage’s historical stock-based compensation expense in order to conform to Interwoven’s presentation.

(g)	Pro forma adjustment to reflect the payment to be made on the line of credit by iManage prior to the effective date of the acquisition in accordance with the merger agreement.

(h)	The following table sets forth the computation of basic and diluted earnings per share:

	Historical		Pro Forma
For the year ended December 31, 2002	Interwoven, Inc.	iManage, Inc.	Combined
	(in thousands, except for per share data)
Numerator:
Net loss	$(148,616)	$(6,664)	$(174,854)

Denominator:
Weighted-average common shares outstanding	102,427	23,988	152,665
Effect of dilutive employee stock options outstanding	—	—	—

Diluted common shares	102,427	23,988	152,665

Basic and diluted loss per common share	$(1.45)	$(0.28)	$(1.15)

	Historical		Pro Forma
For the six months ended June 30, 2003	Interwoven, Inc.	iManage, Inc.	Combined
	(in thousands, except for per share data)
Numerator:
Net loss	$(16,294)	$(1,564)	$(25,920)

Denominator:
Weighted-average common shares outstanding	102,400	24,229	153,143
Effect of dilutive employee stock options outstanding	—	—	—

Diluted common shares	102,400	24,229	153,143

Basic and diluted loss per common share	$(0.16)	$(0.06)	$(0.17)

Pro forma combined weighted average common shares outstanding is calculated by multiplying the historical iManage common shares outstanding by the exchange rate of 2.0943 and adding this amount to the historical common shares outstanding of Interwoven.

Interwoven, Inc.

2,816,166 Shares of

Common Stock

PROSPECTUS

October 9, 2003

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.